SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of November, 2003

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' SPECIAL REVIEW REPORT

To the Stockholders and Board of Directors of
Unibanco - União de Bancos Brasileiros S.A.
São Paulo - SP

1. We have performed a special review of the accompanying quarterly information - ITR (Parent Company and Consolidated) of Unibanco - União de Bancos Brasileiros S.A. and its subsidiaries for the quarter and nine-month period ended September 30, 2003, prepared under the responsibility of the Bank’s management, in accordance with accounting practices adopted in Brazil, which are comprised of the balance sheets, statements of income and performance report.

2. Our review was conducted in accordance with specific rules and regulations established by the IBRACON - Brazilian Institute of Independent Auditors and the Federal Accounting Council, and consisted, principally, of: (a) inquiries of Bank personnel about the criteria adopted in preparing the quarterly information; and (b) review of the information and subsequent events that have or could have material effects on the financial position and operations of the Bank and its subsidiaries.

3. Based on our review, we are not aware of any material modifications that should be made to the quarterly information referred to above in order for them to be in conformity with accounting practices adopted in Brazil and specific standards issued by the Brazilian Securities Commission, specifically applied to the preparation of the obligatory quarterly information.

4. Additionally, we have reviewed the statements of cash flows (Parent Company and Consolidated) for the quarter and nine-month period ended September 30, 2003, presented in Note 20 to the quarterly information, applying the same procedures that are described in Paragraph 2 above. These statements are not required by Brazilian Corporate Law and are intended to provide additional information. Based on our review, we are not aware of any material modifications that should be made to the statements of cash flows in order for them to be in conformity with accounting practices adopted in Brazil.

5. Previously, we performed special reviews on the balance sheets (Parent Company and Consolidated) as of June 30, 2003 and on the income statements (Parent Company and Consolidated) for the quarter and nine-month period ended September 30, 2002, and issued reports dated August 11, 2003 and November 6, 2002, respectively, that expressed unqualified opinions.

6. This quarterly information has been translated into English for the convenience of the readers.

São Paulo, November 7, 2003

DELOITTE TOUCHE TOHMATSU	Osmar Aurélio Lujan
Auditores Independentes	Engagement Partner
CRC No. 2 SP 011609/O-8	CRC No. 1 SP 160203/O-1

(Convenience translation into English from the original previously issued in Portuguese)

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION - ITR	DATE – SEPTEMBER 30, 2003	Corporate Legislation
FINANCIAL INSTITUTION

THE FILING WITH THE CVM DOES NOT IMPLY ANY EVALUATION OF THE COMPANY. THE ACCURACY OF THE INFORMATION PRESENTED IS THE RESPONSIBILITY OF THE MANAGEMENT OF THE COMPANY.

IDENTIFICATION

1 - CVM CODE 01158-4	2 - CORPORATE NAME UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A	3 - CNPJ 33,700,394/0001-40
4 – NIRE 35,300,102,771

HEAD OFFICE ADDRESS

1 - COMPLETE ADDRESS Avenida Eusébio Matoso, 891 4th Floor			2 - DISTRICT Pinheiros
3 - POST CODE 05423-901		4 – TOWN São Paulo		5 - STATE SP
6 - AREA CODE 11	7 - PHONE 55 (11) 3097-1313	8 – PHONE -	9 - PHONE -	10 - TELEX -
11 - AREA CODE 11	12 - FAX 55 (11) 3097-4830	13 – FAX -	14 - FAX -	-
15 - E-MAIL investor.relation@unibanco.com.br

DIRECTOR OF INVESTOR RELATIONS (Mailing address)

1 - NAME JOSÉ LUCAS FERREIRA DE MELO
2 - COMPLETE ADDRESS Avenida Eusébio Matoso, 891 4th Floor			2 - DISTRICT Pinheiros
4 - POST CODE 05423-901		5 – TOWN São Paulo		6 - STATE SP
7 - AREA CODE 11	8 - PHONE 55 (11) 3097-1313	9 – PHONE	10 - PHONE -	11 - TELEX -
12 - AREA CODE 11	13 - FAX 55 (11) 3097-4830	14 – FAX -	15 - FAX -	-
16 - E-MAIL investor.relation@unibanco.com.br

ITR REFERENCE / AUDITOR

FISCAL YEAR IN COURSE		CURRENT QUARTER			PRIOR QUARTER
1 - START	2 - END	3 - NUMBER	4 - START	5 - END	6 - NUMBER	7 - START	8 - END
Jan 1, 2003	Dec 31, 2003	3	July 1, 2003	Sep 30, 2003	2	Apr 1, 2003	Jun 30, 2003
9 - NAME/CORPORATE NAME OF THE AUDITOR DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES					10 - CVM CODE 00385-9
11 - Responsible Partner Name Osmar Aurélio Lujan					12 – Responsible Partner CPF 077,222,728-43

CAPITAL BREAKDOWN

NUMBER OF SHARES (in thousands)	1 - CURRENT QUARTER September 30, 2003	2 - PRIOR QUARTER June 30, 2003	3 - SAME QUARTER PRIOR YEAR September 30, 2002
Paid-Up Capital
1 – Common	75,565,817	75,568,744	75,568,744
2 – Preferred	65,320,016	65,317,089	65,317,089
3 – Total	140,885,833	140,885,833	140,885,833
In Treasury Stock
4 – Common	0	0	0
5 – Preferred	3,274,411	3,274,411	2,339,061
6 – Total	3,274,411	3,274,411	2,339,061

COMPANY CHARACTERISTICS

1 - TYPE OF COMPANY Financial Institution
2 - TYPE OF SITUATION Operating
3 - NATURE OF CONTROLLING SHAREHOLDER Private National
4 - ACTIVITY CODE 1090100 – Commercial Bank
5 - PRINCIPAL ACTIVITY Banking – Multiple Service Bank
6 - TYPE OF CONSOLIDATED Total
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Without Exceptions

COMPANIES EXCLUDED FROM CONSOLIDATED STATEMENTS

1 - ITEM	2 – CNPJ	3 – CORPORATE NAME

REMUNERATION APPROVED AND/OR PAID DURING AND SUBSEQUENT TO THE QUARTER

1 - ITEM	2 – EVENT	3 - APPROVAL DATE	4 - REMUNERATION	5 - BEGINNING OF PAYMENT	6 - TYPE OF SHARE	7 - REMUNERATION PER SHARE
01	RCA (1)	July 21, 2003	Interest on own capital	July 31, 2003	Common	0.0013611000
02	RCA (1)	July 21, 2003	Interest on own capital	July 31, 2003	Preferred	0.0014972000
(1)	Board of directors meeting

SUBSCRIBED CAPITAL AND CHANGES DURING THE CURRENT FISCAL YEAR

1 - ITEM	2 – DATE OF CHANGES	3 – CAPITAL (in thousands of Reais)	4 - CHANGE (in thousands of Reais)	5 - CHANGE SOURCE	7 - NUMBER OF SHARES ISSUED (in thousand)	8 - ISSUE PRICE (in Reais)

DIRECTOR OF INVESTOR RELATIONS

1 - DATE November 13, 2003	2 - SIGNATURE

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	FINANCIAL
01158-4	DATE – SEPTEMBER 30, 2003	INSTITUTION
	QUARTERLY INFORMATION	Corporate Legislation

BALANCE SHEET
Amounts expressed in thousands of Reais
ASSETS	September 30, 2003	June 30, 2003

CURRENT ASSETS	38,511,202	37,071,510

CASH AND DUE FROM BANKS	695,150	608,377

SHORT-TERM INTERBANK INVESTMENTS	12,685,064	10,422,353
Securities purchased under resale agreements	9,264,546	6,496,001
Interbank deposits	3,272,740	3,920,649
Foreign currency investments	147,778	5,703

MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL
INSTRUMENTS	5,404,327	5,595,537
Own portfolio	3,484,586	3,765,169
Subject to repurchase commitments	175,663	137,000
Pledged with Brazilian Central Bank	911,798	902,460
Pledged under guarantees rendered	520,393	447,714
Derivative financial instruments	311,887	343,194

INTERBANK ACCOUNTS	4,016,859	4,757,431
Payments and receipts pending settlement	619,247	906,505
Compulsory deposits:
- Brazilian Central Bank	3,390,319	3,833,815
- National Housing System - SFH	4,831	5,185
Interbank onlendings	-	6,359
Correspondent banks	2,462	5,567

INTERDEPARTMENTAL ACCOUNTS	6,521	2,760
Third-party funds in transit	24	157
Internal transfers of funds	6,497	2,603

LENDING OPERATIONS	11,189,449	11,450,532
Lending operations:
- Public sector	34,363	35,401
- Private sector	11,866,870	12,223,174
Allowance for lending losses	(711,784)	(808,043)

OTHER CREDITS	4,365,262	4,074,016
Foreign exchange portfolio	3,164,433	2,938,212
Income receivable	221,002	259,046
Negotiation and intermediation of securities	49,675	44,182
Sundry	959,173	853,121
Allowance for other credits losses	(29,021)	(20,545)

OTHER ASSETS	148,570	160,504
Other assets	85,850	84,649
Allowance for other assets losses	(23,289)	(16,843)
Prepaid expenses	86,009	92,698

BALANCE SHEET
Amounts expressed in thousands of Reais
ASSETS	September 30, 2003	June 30, 2003

LONG-TERM ASSETS	14,747,295	14,918,358

INTERBANK INVESTMENTS	392,477	350,401
Interbank deposits	392,477	350,401

MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL
INSTRUMENTS	5,346,382	5,997,215
Own portfolio	2,624,857	3,549,905
Subject to repurchase commitments	541,003	321,874
Pledged with Brazilian Central Bank	1,673,147	1,636,793
Pledged under guarantees rendered	258,921	237,408
Derivative financial instruments	248,454	251,235

INTERBANK ACCOUNTS	64,060	64,546
Compulsory deposits:
- National Housing System - SFH	64,060	64,546

LENDING OPERATIONS	6,406,439	6,289,848
Lending operations:
- Public sector	247,017	247,592
- Private sector	6,404,575	6,247,225
Allowance for lending losses	(245,153)	(204,969)

OTHER CREDITS	2,520,558	2,199,570
Receivables on guarantees honored	5,814	2,333
Foreign exchange portfolio	10,937	1,299
Income receivable	2,952	6,114
Sundry	2,503,029	2,191,131
Allowance for other credits losses	(2,174)	(1,307)

OTHER ASSETS	17,379	16,778
Prepaid expenses	17,379	16,778

PERMANENT ASSETS	6,316,910	6,072,251

INVESTMENTS	5,540,064	5,276,436
Investments in subsidiary and associated companies	4,182,265	3,899,168
-Local	2,801,230	2,576,960
-Foreign	1,381,035	1,322,208
Goodwill on acquisitions of subsidiary companies	1,327,655	1,350,114
Other investments	55,653	53,413
Allowance for losses	(25,509)	(26,259)

FIXED ASSETS	357,915	371,256
Land and buildings in use	146,216	143,212
Other fixed assets	719,269	715,495
Accumulated depreciation	(507,570)	(487,451)

DEFERRED CHARGES	418,931	424,559
Organization and expansion costs	791,081	772,911
Accumulated amortization	(372,150)	(348,352)

T O T A L	59,575,407	58,062,119

BALANCE SHEET
Amounts expressed in thousands of Reais
LIABILITIES AND STOCKHOLDERS' EQUITY	September 30, 2003	June 30, 2003

CURRENT LIABILITIES	34,672,496	33,479,080

DEPOSITS	15,723,404	14,201,415
Demand deposits	2,027,890	2,916,962
Savings deposits	5,156,487	5,132,696
Interbank deposits	1,082,456	702,562
Time deposits	7,456,571	5,449,195

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	7,404,319	5,464,050
Own portfolio	676,052	512,248
Third parties portfolio	6,706,384	4,931,095
Unrestricted portfolio	21,883	20,707

RESOURCES FROM SECURITIES ISSUED	2,915,245	4,025,220
Mortgage notes	746,318	697,381
Securities abroad	2,168,927	3,327,839

INTERBANK ACCOUNTS	525,903	814,244
Receipts and payments pending settlement	492,370	775,763
Correspondent banks	33,533	38,481

INTERDEPARTMENTAL ACCOUNTS	395,176	468,433
Third-party funds in transit	393,805	460,555
Internal transfers of funds	1,371	7,878

BORROWINGS	3,391,451	4,009,865
Borrowings in Brazil - governmental agencies	358	339
Foreign borrowings	3,391,093	4,009,526

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,447,664	1,491,058
BNDES (National Economic Development Bank)	749,955	719,507
FINAME (National Industrial Financing Authority)	625,945	758,107
Other	71,764	13,444

FOREIGN ONLENDINGS	33,332	61,787
Foreign onlendings	33,332	61,787

DERIVATIVE FINANCIAL INSTRUMENTS	83,947	93,489
Derivative financial instruments	83,947	93,489

OTHER LIABILITIES	2,752,055	2,849,519
Collection of taxes and social contributions	191,595	164,464
Foreign exchange portfolio	1,377,252	1,346,876
Social and statutory	149,293	212,876
Taxes and social security	156,271	230,413
Negotiation and intermediation of securities	19,853	575
Accounts payable for purchase of assets	40,010	38,836
Subordinated debt	22,991	9,125
Sundry	794,790	846,354

BALANCE SHEET
Amounts expressed in thousands of Reais
LIABILITIES AND STOCKHOLDERS' EQUITY	September 30, 2003	June 30, 2003

LONG-TERM LIABILITIES	17,865,061	17,723,985

DEPOSITS	9,708,083	10,009,627
Interbank deposits	401,394	375,441
Time deposits	9,306,689	9,634,186

RESOURCES FROM SECURITIES ISSUED	725,820	333,728
Mortgage notes	27,413	6,979
Securities abroad	698,407	326,749

BORROWINGS	396,060	433,370
Borrowings in Brazil - governmental agencies	924	960
Foreign borrowings	395,136	432,410

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,222,028	3,229,974
BNDES (National Economic Development Bank)	2,291,709	2,295,742
FINAME (National Industrial Financing Authority)	839,336	844,587
Other	90,983	89,645

FOREIGN ONLENDINGS	231,425	203,363
Foreign onlendings	231,425	203,363

DERIVATIVE FINANCIAL INSTRUMENTS	157,843	128,460
Derivative financial instruments	157,843	128,460

OTHER LIABILITIES	3,423,802	3,385,463
Foreign exchange portfolio	1,521	1,299
Taxes and social security	190,852	207,186
Accounts payable for purchase of assets	40,151	41,035
Subordinated debt	847,425	822,804
Sundry	2,343,853	2,313,139

DEFERRED INCOME	14,574	12,098
Deferred income	14,574	12,098

STOCKHOLDERS' EQUITY	7,023,276	6,846,956
Capital:	3,690,602	3,690,602
- Local residents	2,594,067	2,615,684
- Foreign residents	1,096,535	1,074,918
Capital reserves	158,275	158,275
Revaluation reserve on subsidiaries	8,130	-
Revenue reserves	3,319,559	3,319,559
- Legal	298,873	298,873
- Statutory reserves	2,956,788	2,956,788
- Special dividends not distributed	63,898	63,898
Unrealized gains and losses - marketable securities
and derivative financial instruments	(159,342)	(189,357)
Treasury stocks	(132,123)	(132,123)
Retained earnings	138,175	-

T O T A L	59,575,407	58,062,119

STATEMENTS OF INCOME
(Amounts expressed in thousands of Reais, except per share data)

	From July 1, 2003 To September 30, 2003	From January 1, 2003 To September 30, 2003	From July 1, 2002 To September 30, 2002	From January 1, 2002 To September 30, 2002

REVENUE FROM FINANCIAL INTERMEDIATION	2,534,388	6,924,821	2,981,204	7,054,426
Lending operations	1,305,986	3,494,984	1,875,040	4,395,053
Marketable securities	1,094,699	2,035,422	2,861,926	5,027,693
Derivative financial instruments	(26,648)	864,426	(1,785,726)	(2,492,075)
Foreign exchange transactions	30,571	114,941	(3,261)	58,832
Compulsory deposits	129,780	415,048	33,225	64,923

EXPENSES ON FINANCIAL INTERMEDIATION	(1,968,654)	(4,459,206)	(3,612,988)	(7,086,342)
Deposits and securities sold	(1,568,871)	(3,614,296)	(2,711,222)	(5,282,570)
Borrowings and onlendings	(199,502)	(345,695)	(405,915)	(807,267)
Provision for lending, leasing and other credits losses	(200,281)	(499,215)	(495,851)	(996,505)

GROSS PROFIT FROM FINANCIAL INTERMEDIATION	565,734	2,465,615	(631,784)	(31,916)

OTHER OPERATING INCOME (EXPENSES)	(292,216)	(1,330,682)	706,633	605,024
Services rendered	342,787	1,028,937	319,431	919,206
Salaries, benefits, training and social security	(362,753)	(952,224)	(316,625)	(872,483)
Other administrative expenses	(383,770)	(1,140,494)	(383,325)	(1,140,146)
Financial transaction and other taxes	(67,376)	(210,179)	(55,880)	(177,511)
Equity in the results of subsidiary companies	275,052	727,033	269,520	717,792
Other operating income	26,452	218,720	1,031,138	1,548,780
Other operating expenses	(122,608)	(1,002,475)	(157,626)	(390,614)

OPERATING INCOME	273,518	1,134,933	74,849	573,108

NON-OPERATING INCOME (EXPENSE)	(7,100)	(3,929)	(4,757)	(17,516)
Income	4,391	24,681	2,345	20,166
Expense	(11,491)	(28,610)	(7,102)	(37,682)

INCOME BEFORE TAXES AND PROFIT SHARING	266,418	1,131,004	70,092	555,592

INCOME TAX AND SOCIAL CONTRIBUTION	45,468	(260,465)	229,223	291,114
Provision for income tax	40,608	(26,207)	(50,139)	(90,287)
Provision for social contribution	14,469	(10,330)	(12,970)	(35,163)
Deferred tax asset	(9,609)	(223,928)	292,332	416,564

PROFIT SHARING	(41,777)	(109,618)	(30,958)	(103,169)
Management	(1,985)	(6,448)	(1,779)	(5,307)
Employees	(39,792)	(103,170)	(29,179)	(97,862)

NET INCOME	270,109	760,921	268,357	743,537

Number of outstanding shares (Note 14a)	137,611,422,074	137,611,422,074	138,546,772,074	138,546,772,074
Net income per share: R$	0.00196	0.00553	0.00194	0.00537

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	FINANCIAL
01158-4	DATE – SEPTEMBER 30, 2003	INSTITUTION
	QUARTERLY INFORMATION	Corporate Legislation

NOTES TO THE FINANCIAL STATEMENTS
(Amounts expressed in thousands of Reais, unless otherwise indicated)

1. Operations

The consolidated operations of Unibanco - União de Bancos Brasileiros S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2. Presentation of Financial Statements

The financial statements of Unibanco - União de Bancos Brasileiros S.A. and its foreign branches (Unibanco) are presented together with the consolidated financial statements of Unibanco and its subsidiaries (Unibanco Consolidated), which comprise the accounts of Unibanco – União de Bancos Brasileiros S.A., its foreign branches, its direct and indirect subsidiaries, and its jointly controlled companies, as shown in Note 9.

The consolidated financial statements have been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation.

The financial statements of the subsidiaries Unibanco Leasing S.A. - Arrendamento Mercantil and Dibens Leasing S.A. – Arrendamento Mercantil were reclassified by means of off-book adjustments, in order to reflect their financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions.

In conformity with Instruction 247/96 issued by the Brazilian Securities Commission, assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated financial statements on a proportional basis.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a)    Determination of net income

Net income is determined on the accrual basis and considers:

  income, expenses and monetary or exchange rate variations, at official rates or indices, pro rata temporis, on current and long-term assets and liabilities;
  the effects of the provisions to adjust the assets to market or realizable values;
  the adjustments to the technical reserves for insurance, annuity products and retirement plans;
  the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;
  the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;
  the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax;
  tax credits calculated on temporary differences between book value and tax amounts, and on tax loss carry-forwards; and
  profit sharing.

(b)    Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented, as stated in item (c).

The allowance for lending, leasing and other credit losses is set up in an amount considered sufficient by management to cover probable future losses. Management's analysis to establish the provision required takes into account the economic environment, past experience, specific and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c)   Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories accounted for as follow:

  Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.
  Securities available for sale – acquired as part of the strategy for the risk management of market risks. They are negotiated as a result of the changes in the interest rates, for changes in payments conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value, with the related income recognized currently and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivative financial instruments”. The realized gains and losses are recognized based on the applicable trade date in a contra account in the stockholders’ equity item.
  Securities held to maturity – marketable securities for which there is an intention and financial ability to hold them to maturity. They are held at cost plus accrued interest.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Unibanco’s intent for hedging or non-hedging purposes.

  Transactions involving derivative financial instruments to meet customer needs or for the bank’s own purposes that do not meet hedging accounting requirements established by the Brazilian Central Bank, primary derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.
  Derivative financial instruments designed to hedge or to modify characteristics of financial assets or liabilities and (i) which are highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:

- Fair value hedge. The financial assets and liabilities and the corresponding derivative financial instruments, are accounted for at fair value and any offsetting gains or losses are recognized currently in earnings; and

- Cash flow hedge. The effective hedge portion of financial assets and liabilities and the respective derivative financial instruments are accounted for at fair value and any unrealized gains and losses are recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses - marketable securities and derivative financial instruments”. The non-effective hedge portion, if any, is recognized currently in earnings.

(d)   Permanent assets

Investments, fixed assets and deferred charges are stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting, as shown in Note 9. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivative financial instruments, as mentioned above in item (c) are recognized on the controlling company so as to maintain the original record made by the subsidiary and associated companies.

Other investments consist principally of investments carried at cost and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized over periods not exceeding 10 years, according to the expected period of benefit.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years.

(e)   Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

4. Marketable Securities

(a)   Trading assets

	Unibanco		Unibanco Consolidated
Issuer/Type of investment	Amortized cost	Fair value	Amortized cost	Fair value
Federal government	1,609,421	1,679,705	2,799,090	2,870,579
Financial treasury bills	818	819	599,737	600,464
Treasury bills	694,640	697,168	1,247,493	1,250,457
Central bank notes	527,591	556,990	530,848	560,287
Treasury notes	386,372	424,728	421,012	459,371

Brazilian sovereign bonds	151,114	153,358	205,901	208,144

Bank debt securities	79,897	78,267	185,241	183,611
Eurobonds	79,897	78,267	123,681	122,051
Time deposits	-	-	61,560	61,560

Open mutual funds (1)	-	-	2,474,444	2,474,444

Other	36,425	36,118	198,755	212,102

Total	1,876,857	1,947,448	5,863,431	5,948,880
___________________
(1) Open mutual funds are substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios are represented principally by federal government securities.

Trading securities are classified as current assets, independent of their maturity dates, since these securities are actively and frequently traded.

(b)    Securities available for sale

(i)   By type:

	Unibanco			Unibanco Consolidated
Issuer/Type of investment	Amortized cost	Fair value adjustment	Fair value	Amortized cost	Fair value adjustment	Fair value
Federal government	258,293	(18,169)	240,124	1,198,234	(18,492)	1,179,742
Financial treasury bills	-	-	-	613,903	(992)	612,911
Central bank notes	179,759	6,473	186,232	218,596	8,212	226,808
Treasury notes	-	-	-	280,302	-	280,302
Other	78,534	(24,642)	53,892	85,433	(25,712)	59,721

Brazilian sovereign bonds	-	-	-	64	-	64

Foreign government	-	-	-	117,736	(9)	117,727
United States of America treasury bills	-	-	-	117,736	(9)	117,727

Corporate debt securities	1,937,457	(9,266)	1,928,191	2,263,222	(18,609)	2,244,613
Debentures	1,878,796	(2,620)	1,876,176	2,137,387	(8,675)	2,128,712
Eurobonds	16,020	-	16,020	51,339	(189)	51,150
Other	42,641	(6,646)	35,995	74,496	(9,745)	64,751

Bank debt securities	1,522,701	1,963	1,524,664	251,582	4,024	255,606
Eurobonds	1,415,786	-	1,415,786	124,012	2,060	126,072
Mortgage notes	106,772	1,963	108,735	106,771	1,964	108,735
Time deposits	-	-	-	19,316	-	19,316
Other	143	-	143	1,483	-	1,483

Marketable equity securities	190,201	(5,738)	184,463	197,324	(9,401)	187,923

Open mutual funds (1)	5,849	-	5,849	266,188	-	266,188

Total	3,914,501	(31,210)	3,883,291	4,294,350	(42,487)	4,251,863

___________________
(1) Open mutual funds are substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios are represented principally by federal government securities.

(ii)    By maturity:

	Unibanco		Unibanco Consolidated
Maturity	Amortized cost	Fair value	Amortized cost	Fair value
Less than 3 months	468,099	471,091	736,481	739,321
Between 3 months and 1 year	1,195,109	1,177,675	520,931	498,077
Between 1 and 3 years	1,291,425	1,281,026	1,040,217	1,032,218
Between 3 and 5 years	416,365	431,004	868,805	880,554
Between 5 and 15 years	335,245	332,158	509,618	505,611
More than 15 years	-	-	139,755	139,755
No stated maturity (1)	208,258	190,337	478,543	456,327
Total	3,914,501	3,883,291	4,294,350	4,251,863
___________________
(1) Refers to marketable equity securities and open mutual funds.

(c)   Securities held to maturity

(i)    By type:

	Unibanco	Unibanco Consolidated
Issuer/Type of investment	Amortized cost
Federal government	3,276,075	3,992,665
Central bank notes	817,015	1,297,944
Treasury notes	2,459,060	2,681,199
Other	-	13,522

Brazilian sovereign bonds	742,628	742,628

Corporate debt securities	280,140	282,123
Eurobonds	280,140	282,123

Bank debt securities	60,786	60,786
Eurobonds	60,786	60,786

Total	4,359,629	5,078,202

The fair value of these securities was R$4,543,237 in Unibanco and R$5,294,806 in Unibanco Consolidated. The difference between amortized cost and the fair value totaled R$183,608 in Unibanco and R$216,604 in Unibanco Consolidated and are represented mainly to bonds issued by the Brazilian federal government.

(ii)   By maturity:

	Unibanco	Unibanco Consolidated
Maturity	Amortized cost
Less than 3 months	95,132	132,127
Between 3 months and 1 year	1,210,757	1,714,869
Between 1 and 3 years	2,124,048	2,301,514
Between 3 and 5 years	633,067	633,067
Between 5 and 15 years	296,625	296,625
Total	4,359,629	5,078,202

(iii)   Financial ability

Unibanco and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of its liability operations, as parameters to define financial ability.

(d)   Fair value determination

The fair value of marketable securities was based on an internal valuation model, which uses the average rate for the last business day of the period as informed by Stock Exchanges, trade associations and external entities.

5. Lending and Leasing Operations Portfolio and Allowance for Lending, Leasing and Other Credit Losses

(a)    Components of the lending and leasing operations portfolio by type and by maturity:

	Unibanco	Unibanco Consolidated
By type
Discounted loans and notes	9,627,659	9,839,059
Financing	7,266,294	9,013,013
Agricultural	832,153	832,153
Real estate loans	826,719	826,719
Credit card	-	2,706,136
Total lending operations	18,552,825	23,217,080

Leasing operations	-	458,287
Advances on exchange contracts (1)	2,033,750	2,033,750
Total leasing operations and advances on exchange contracts	2,033,750	2,492,037

Guarantees honored	5,814	5,814
Other receivables (2)	265,101	635,594
Total other credits	270,915	641,408

Co-obligation on credit card customer financing (3)	-	273,625

Total risk	20,857,490	26,624,150

By maturity
Past-due for more than 15 days (Note 5 (d))	775,876	1,774,373
Falling due:
Less than 3 months (4)	7,431,174	10,619,066
Between 3 months and 1 year	5,852,683	6,726,918
Between 1 and 3 years	4,404,659	5,050,240
More than 3 years	2,393,098	2,453,553
Total risk	20,857,490	26,624,150

___________________
(1) Recorded in “Other liabilities” and “Other credits” - “Foreign exchange portfolio”.
(2) Other receivables consist of receivables from sale of assets and notes and credits receivable.
(3) Recorded as off-balance sheet items.
(4) Include 14 days past-due amounts.

(b)     Components of lending, leasing and other credits by business activity:

	Unibanco		Unibanco Consolidated
	Value	% of distribution	Value	% of distribution
Manufacturing
Food, beverages and tobacco	1,282,288	6.2	1,336,512	5.0
Basic metal industries	1,136,368	5.4	1,238,133	4.7
Electricity, gas and water	1,179,343	5.7	1,194,836	4.5
Chemical and pharmaceutical	1,074,588	5.2	1,096,344	4.1
Paper, pulp and wood products	1,023,897	4.9	1,062,279	4.0
Automotive industry	610,680	2.9	620,201	2.3
Production of machines and equipment	587,892	2.8	603,881	2.3
Petroleum	475,137	2.3	481,944	1.8
Extractive	400,699	1.9	423,266	1.6
Textiles, clothing and leather goods	268,858	1.3	276,854	1.0
Production of metal goods	195,749	0.9	201,699	0.8
Electronic and communications equipment	182,677	0.9	188,171	0.7
Electric and electronic	124,835	0.6	127,306	0.5
Rubber and plastic	109,110	0.5	119,307	0.4
Other manufacturing industries	7,426	0.0	8,291	0.1
Subtotal	8,659,547	41.5	8,979,024	33.8
Retailers
Wholesale	1,236,106	5.9	1,353,575	5.1
Retail	1,176,107	5.7	1,257,914	4.7
Lodging and catering services	64,383	0.3	71,551	0.3
Subtotal	2,476,596	11.9	2,683,040	10.1
Financial service
Financial companies	553,605	2.7	145,231	0.5
Insurance companies and private pension funds	4,739	-	5,046	-
Subtotal	558,344	2.7	150,277	0.5
Residential construction loans	237,633	1.1	237,633	0.9
Other services
Transportation	607,288	2.9	1,125,329	4.2
Post office and telecommunications	988,810	4.7	1,002,699	3.8
Real estate services	396,529	1.9	436,597	1.6
Construction	226,603	1.1	263,848	1.0
Cultural and sports leisure activities	166,332	0.8	170,617	0.6
Health and social services	98,944	0.5	107,966	0.4
Association activities	79,274	0.4	86,456	0.3
Education	72,321	0.3	84,568	0.3
Other services	1,290,101	6.2	1,485,354	5.6
Subtotal	3,926,202	18.8	4,763,434	17.8
Agriculture, livestock, forestry and fishing	832,153	4.0	832,153	3.1
Individual
Consumer loans	3,501,178	16.8	5,291,360	19.9
Credit card	-	-	2,979,762	11.2
Residential mortgage loans	665,837	3.2	665,836	2.5
Lease financing	-	-	41,631	0.2
Subtotal	4,167,015	20.0	8,978,589	33.8
Total	20,857,490	100.0	26,624,150	100.0

(c)    Concentration of lending, leasing and other credits:

	Unibanco		Unibanco Consolidated
Largest clients	Value	% of the total	Value	% of the total
10 largest clients	2,603,429	12.5	2,358,366	8.9
50 following clients	5,477,919	26.2	5,470,081	20.5
100 following clients	3,540,155	17.0	3,644,665	13.7
Other clients	9,235,987	44.3	15,151,038	56.9
Total	20,857,490	100.0	26,624,150	100.0

(d)    Components of lending, leasing and other credits by risk level:

	Unibanco

	%minimum		Past-due credits
Risk level	allowance required	Current credits	Falling due installments	Overdue installments	Total credits	Distribution %	Total allowance	% effective allowance
AA	-	8,995,121	-	-	8,995,121	43.1	7,794	-
A	0.5	5,613,910	-	-	5,613,910	26.9	28,315	0.5
B	1.0	2,618,429	88,590	14,406	2,721,425	13.0	33,410	1.2
C	3.0	1,406,568	292,426	110,307	1,809,301	8.7	59,010	3.3
D	10.0	354,147	102,895	342,515	799,557	3.8	176,608	22.1
E	30.0	100,340	80,155	40,678	221,173	1.1	101,903	46.1
F	50.0	55,742	65,042	44,291	165,075	0.8	84,873	51.4
G	70.0	28,741	63,716	31,671	124,128	0.6	88,419	71.2
H	100.0	135,346	80,446	192,008	407,800	2.0	407,800	100.0
Total		19,308,344	773,270	775,876	20,857,490	100.0	988,132
% of total risk							4.7%

	Unibanco Consolidated

	%minimum		Past-due credits
Risk level	allowance required	Current credits	Falling due installments	Overdue installments	Total credits	Distribution %	Total allowance	% effective allowance
AA	-	9,586,540	-	-	9,586,540	36.0	7,955	-
A	0.5	9,165,952	-	-	9,165,952	34.4	74,004	0.8
B	1.0	2,701,120	138,462	246,708	3,086,290	11.6	46,995	1.5
C	3.0	1,628,662	339,164	254,981	2,222,807	8.4	89,887	4.0
D	10.0	381,969	120,318	437,488	939,775	3.5	201,914	21.5
E	30.0	175,998	88,811	176,824	441,633	1.7	174,200	39.4
F	50.0	87,826	70,869	197,651	356,346	1.3	182,780	51.3
G	70.0	40,510	69,115	118,594	228,219	0.9	162,269	71.1
H	100.0	162,092	92,369	342,127	596,588	2.2	596,588	100.0
Total		23,930,669	919,108	1,774,373	26,624,150	100.0	1,536,592
% of total risk							5.8%

The allowance for lending, leasing and other credits losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule; however, based on the judgment and experience of management, higher percentages might be used within each level in order to assess the risk of certain clients, operations or portfolios more accurately.

(e)   The balance of renegotiated operations with clients as established in Resolution 2682 of the Brazilian National Monetary Council totaled R$623,959 in Unibanco and R$732,104 in Unibanco Consolidated. These operations relate to active portfolio and credits written off against operations, and were recognized with the intention to maintain the risk assessment and the provision for losses existing prior to renegotiation. These operations will have a lower risk classification only after the collection of a significant portion of the renegotiated debt. For such lower risk reclassification, the minimum collection percentage established is 25%.

(f)   Changes in the allowance for lending, leases and other credit losses during the period:

	Unibanco	Unibanco Consolidated
Balance at the beginning of the period	1,034,864	1,480,983
Provision for loan losses	200,281	415,735
Loan charge-offs	(247,013)	(360,126)
Balance at the end of the period	988,132	1,536,592

Loan recoveries (1)	43,733	100,950
___________________
(1) Loan recoveries were recorded as revenue from “Lending operations” and “Leasing operations”.

6. Foreign Exchange Portfolio

(a)   Balance sheet

	Unibanco	Unibanco Consolidated
Assets - Other credits
Unsettled exchange purchases	2,442,598	2,442,598
Rights on foreign exchange sold	849,202	849,202
(-) Received advances	(163,940)	(163,940)
Income receivable from advances on exchange contracts	43,646	43,646
Other	3,864	3,864
Total	3,175,370	3,175,370

Liabilities - Other liabilities
Unsettled exchange sales	828,645	828,645
Obligations for foreign exchange purchased	2,536,180	2,536,180
(-) Advances on exchange contracts	(1,990,949)	(1,990,949)
Other	4,897	4,897
Total	1,378,733	1,378,733

Off-balance sheet
Import credits outstanding	43,466	61,682
Confirmed export credits	7,641	9,873

(b)   Statement of income

	Unibanco	Unibanco Consolidated
Income from foreign exchange transactions	645,328	646,975
Expenses from foreign exchange transactions	(504,727)	(504,859)
Income from foreign currency financing	13,876	13,876
Income from investments abroad	1,670	53
Expenses from obligations with foreign bankers	(125,576)	(122,977)
Foreign exchange transactions for the quarter	30,571	33,068

7. Other Credits

	Unibanco	Unibanco Consolidated
Negotiation and intermediation of securities
Debtors - pending settlement	49,675	256,780
Financial assets and commodities to liquidate	-	2,110
Other	-	14,848
Total	49,675	273,738
Short-term	49,675	272,149
Long-term	-	1,589

Sundry
Deferred tax (Note 16 (a))	1,334,714	2,506,644
Escrow deposits for civil and labor suits	814,695	1,559,254
Prepaid taxes	71,315	482,220
Notes and credits receivable	200,891	553,086
Receivables from credit card operations	-	451,191
Receivables from purchase of assets	64,210	82,508
Government retirement benefit advances	46,432	46,432
Salary advances and other	40,998	61,127
Other	888,947	1,093,401
Total	3,462,202	6,835,863
Short-term	959,173	2,378,434
Long-term	2,503,029	4,457,429

8. Foreign Branches

As mentioned in Note 2, the financial statements of foreign branches (Grand Cayman and Nassau) are consolidated with those of Unibanco.

The balances of these branches can be summarized as follows:

	US$ thousand	R$ thousand
Current assets	2,747,318	8,031,510
Long-term assets	1,559,816	4,559,967
Permanent assets	131	381
Total assets	4,307,265	12,591,858

Current liabilities	2,694,564	7,877,289
Long-term liabilities	1,151,451	3,366,152
Deferred income	1,684	4,921
Branch equity	459,566	1,343,496
Total liabilities	4,307,256	12,591,858

Net income for the quarter	27,658	88,175

Unibanco’s Board of Directors approved in meeting held on July 2003, the distribution of results by the Nassau branch, in the amount of US$53,000 thousand.

Unibanco’s Board of Directors approved in meetings held on October 2003, the distribution of results by the Nassau and Grand Cayman branch in the amount of US$77,000 thousand and US$40,000 thousand, respectively.

9. Investments

(a) Investments in subsidiary and associated companies

Results of investments in subsidiary and associated companies were recorded as “Equity in the results of subsidiary and associated companies” in the statement of income. The foreign branches’ and subsidiary companies’ exchange gains in the amount of R$38,381 in Unibanco and R$38,934 in Unibanco Consolidated were recognized as “Other operating expenses”. The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies, were as follow:

Number of shares or quotas		Percentage holding (%)				Equity in results adjustments	Investments value
Common	Preferred	Unibanco	Unibanco Consolidated	Adjusted stockholders equity	Adjusted net income (loss)	Unibanco	Unibanco
Subsidiary companies
Unibanco AIG Seguros S.A. (1)	345,014,171	188,792,954	49.707	49.707	1,430,126	55,552	27,708	710,875
Unipart Participações Internacionais Ltd. (2)	1,302,031	-	100.000	100.000	1,321,706	34,486	34,419	1,321,706
Unicard Banco Múltiplo S.A. (3)	117,629,257,620	101,832,650,091	100.000	100.000	874,687	49,439	56,791	712,228
Unibanco Representação e Participações Ltda.	124,099,785	-	99.999	100.000	430,458	49,956	49,956	430,458
Banco Fininvest S.A.	3,931	1,034	99.920	99.920	338,782	38,336	38,305	338,509
Banco Dibens S.A.	4,313,047,972	-	51.001	51.001	175,473	797	406	89,493
Unibanco Leasing S.A. – Arrendamento Mercantil	264,919	-	99.999	99.999	163,736	26,451	26,451	163,734
Unibanco Corretora de Valores Mobiliários S.A.	38,419,852	38,419,852	99.999	100.000	74,006	2,197	2,197	74,006
Interbanco S.A.	18,999,793	-	99.996	99.999	59,332	3,023	3,023	59,329
Banco1.net S.A.	34,077,757	-	65.934	65.934	50,432	(263)	(174)	33,251
Unibanco Asset Management – Banco de Investimento S.A.	1,468,400	1,468,405	99.999	99.999	28,845	5,151	5,151	28,845
Other	-	-	-	-	-	-	186	2,071
Main Unipart Participações Internacionais Ltd.’s direct and indirect subsidiary companies (i) (1)
Unibanco Cayman Bank Ltd.	13,252,004	-	-	100.000	728,767	13,747	-	-
Unicorp Bank & Trust Ltd.	1,750,000	3,250,000	-	100.000	256,330	12,670	-	-
Unibanco União de Bancos Brasileiros (Luxembourg) S.A.	199,999	-	-	99.999	183,333	3,536	-	-
Unibanco Securities Ltd.	17,770,000	-	-	100.000	57,238	5,916	-	-
Main Unibanco AIG Seguros S.A.’s direct subsidiary companies (i)
Unibanco AIG Previdência S.A.	465,403	-	-	99.999	139,013	14,829	-	-
Unibanco AIG Saúde Seguradora S.A.	20,000,000	-	-	99.999	34,785	529	-	-
Main Unibanco Representação e Participações Ltda.’s direct and indirect subsidiary companies (i)
Unibanco Cia. de Capitalização	4,194,130	-	-	99.992	425,365	26,268	-	-
Unibanco Empreendimentos e Participações Ltda.	201,111,880	-	-	100.000	217,447	1,492	-	-
Unibanco Empreendimentos Ltda.	150,488,716	-	-	100.000	123,659	528	-	-
BWU Representação e Participações Ltda.	36,133,577	93,947,299	-	60.000	66,934	17,702	-	-
Jointly controlled companies (i)
Credicard S.A.- Administradora de Cartões de Crédito	12,937,771	-	33.333	33.333	273,396	73,004	24,335	91,132
Orbitall Serviços e Processamento de Informações Comerciais Ltda. (4)	3,866,664	-	33.333	33.333	158,287	1,380	460	52,762
Serasa S.A.	363,690	348,855	-	19.045	149,811	17,048	-	-
Banco Investcred Unibanco S.A.	95,284	-	49.997	49.997	133,996	11,379	5,689	66,994
Tecnologia Bancária S.A.	762,277,905	-	-	21.432	122,426	3,925	-	-
Redecard S.A.	199,990	400,000	-	31.943	70,603	27,911	-	-
Cibrasec – Cia. Brasileira de Securitização	7,500	-	12.499	12.499	54,978	1,756	219	6,872
Interchange Serviços S.A.	74,999,999,998	-	-	25.000	30,558	2,723	-	-
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	83,109	83,115	-	49.998	31,033	4,867	-	-
Unibanco Rodobens Administradora de Consórcios Ltda.	11,298,500	-	-	50.000	28,860	3,944	-	-
Other	-	-	-	-	-	-	(70)	-
Total	-						275,052	4,182,265

	Number of shares or quotas		Percentage holding (%)				Equity in results adjustments	Investments value
	Common	Preferred	Unibanco	Unibanco Consolidated	Adjusted stockholders equity	Adjusted net income (loss)	Unibanco Consolidated	Unibanco Consolidated
Associated companies
AIG Brasil Cia. de Seguros	54,213,933	-	-	49.999	74,750	1,138	569	37,374
Other	-	-	-	-	-	-	(4,887)	8,236
Total							(4,318)	45,610
___________________
(i) The percentage shown in the Unibanco Consolidated column refers to the parent companies' percentage holding.

(1) In July 2003, Unibanco AIG Seguros S.A. increased its capital with the issue of 16,616,101 common shares and 10,670,414 preferred shares, being 8,308,050 common shares and 5,335,207 preferred shares, subscribed by Unibanco.

(2) In October 2003, Unipart Participações Internacionais Ltd. distributed dividends to Unibanco in the amount of R$85,119.

(3) The difference between the net income and the equity in result adjustments and the equity and the investment resulted mainly of the gains to be realized on the sale of companies within of Unibanco’s group, that are being recognized in line with goodwill’s amortization, calculated on the same dates.

(4) In August 2003, Credicard S.A. Administradora de Cartões de Crédito reduced its capital, transfering its investments on Orbitall to its shareholders.

(b) Goodwill on acquisition of companies

The goodwill relating to the acquisition of companies are being amortized up to ten years, according to the expected period of benefit, with the amortization for the period being recognized in “Other operating expenses”. The goodwill balance shown in the consolidated financial statement and the amount amortized during the period were as follows:

	Balance to be	Amortization
	amortized	during the quarter
Bandeirantes	864,627	12,129
Fininvest	353,565	4,665
Other	174,463	3,005
Total	1,392,655	19,799

10. Resources from Securities Issued

Resources from securities issued are mainly represented by mortgage notes issued in Brazil and euronotes issued abroad.

(a) Mortgage notes are readjusted using the saving deposits index, plus average interest of 16.24% per annum, and are payable up to October 26, 2004.

(b) Euronotes

			Unibanco
Maturity	Currency	Unibanco	Consolidated
Less than 3 months	US$	392,224	400,795
	EUR	321,841	321,017
		714,065	721,812

From 3 to 12 months	US$	1,050,271	1,004,315
	EUR	392,969	392,451
		1,443,240	1,396,766

From 1 to 3 years	US$	577,499	835,676
	EUR	24,092	24,092
		601,591	859,768

From 3 to 5 years	US$	20,723	29,368

From 5 to 15 years	US$	40,304	40,304

Total		2,819,923	3,048,018

The average interest rate as of September 30, 2003 was 4.90% per annum in Unibanco and 5.40% per annum in Unibanco Consolidated.

(c) The other issues totaled R$47,411 in Unibanco and in Unibanco Consolidated with maturities up to July 11, 2005 and an average interest rate of 11.34% per annum.

11. Borrowings and Onlending in Brazil – Governmental Agencies

Foreign borrowings consist principally of short-term credit lines for refinancing of foreign exchange transactions, imports and exports.

Onlendings in Brazil – governmental agencies are payable up to 2018, with interest rates established by operational policies of BNDES (National Economic Development Bank).

Foreign onlendings, consisting of long-term credit lines for project and trade financing, are payable up to December 15, 2011, with an average interest rate of 4.25% per annum.

12. Fiscal, Employee and Civil Litigations

Unibanco and its subsidiaries are defendants in several legal actions, principally relating to income taxes, indirect taxes and labor claims. The provision for probable future losses is recorded considering the success probability of the lawsuits based on the advice of external counsels. Provisions recorded and respective changes in the period were as follows:

		Unibanco
	Unibanco	Consolidated
Balance at the beginning of the period	747,010	1,755,624
Provision charged, net	79,841	94,134
Payments (1)	(115,565)	(286,628)
Balance at the end of the period	711,286	1,563,130
___________________
(1) Refers mainly to the transfer of fiscal litigations to “Other liabilities – tax and social security” due to the cancellation of the lawsuits since Unibanco adhered to the fiscal amnesty.

(a) Tax litigation

Unibanco and its subsidiaries are involved in several tax suits, including those relating to the constitutionality of certain taxes, and the probable liability is fully provided, with the provision accrued being reverted when, based on the opinion of legal consultant, the possibility of loss is remote.

(b) Employee litigation

Labor unions and former employees filed several lawsuits against Unibanco and its subsidiaries to seek compensation for labor rights. Unibanco cannot assure that it will win these lawsuits and, based on this, the contingency amount is recorded as provision, based on the average of payments made.

(c) Civil litigation

There are other actions and claims filed against Unibanco and its subsidiaries on a variety of matters, including, previous economic plans. The civil litigations provisions are recorded in accordance with the probability of success in each type of claim.

(d) Claims (Bandeirantes and Nacional)

Certain former shareholders of Banorte (a bank acquired by Bandeirantes before Unibanco became the controlling shareholder of Bandeirantes) have filed lawsuits against Bandeirantes and the Central Bank of Brazil, seeking to terminate the Central Bank intervention in Banorte before its acquisition by Bandeirantes. In accordance with the Agreement between Unibanco and Caixa Geral de Depósitos for the acquisition of the controlling interest in Bandeirantes, Caixa Geral de Depósitos assumed full responsibility for such lawsuits. Therefore it is not necessary to record provisions for this purpose.

The former controllers of Banco Nacional S.A. filed suits against Banco Central do Brasil and Unibanco in connection with the sale of assets and liabilities of Banco Nacional. Unibanco considers these suits untenable, since the acquisition of assets and assumption of operational liabilities of Banco Nacional by Unibanco occurred in accordance with PROER (Program for the Strengthening of the National Financial System) a program implemented by law with the purpose of preserving the resources of depositors and maintaining the trust of Brazilians in the financial institutions of the National Financial System. Management considers that there is no need in making any provisions in this case.

13. Other Liabilities

(a) Subordinated debt

	Issue	Maturity	Remuneration per annum	Unibanco	Unibanco Consolidated
Step-up subordinated callable notes (1)	April 2002	April 2012	9.375%	607,671	606,639
Subordinated time deposits (2)	December 2002	December 2012	102% of CDI (3)	262,745	262,745

Total				870,416	869,384
___________________
(1) The debt can be integrally redeemed in April 2007 or in each subsequent interest payment. The interest rate from the fifth year will be 11.79% per annum.
(2) Subordinated time deposits can be redeemed from December 2007.
(3) The Brazilian interbank interest rate.

(b) Sundry

		Unibanco
	Unibanco	Consolidated
Provision for labor and civil litigation	582,381	973,201
Provisions for payroll and administrative expenses	220,990	287,857
Amounts payable to associated company	3,030	-
Payable for official agreement	89,343	89,343
Payable related to insurance companies	-	234,585
Payable to merchants - credit card	-	1,476,037
Sale of rights of receipt of future flow of payment orders abroad (1)	1,805,328	1,805,328
Debt assumption contracts	213,337	-
Other	224,234	452,985
Total	3,138,643	5,319,336
Short-term	794,790	2,501,715
Long-term	2,343,853	2,817,621
___________________
(1) Amount related to the sale of rights of receipt of future flow of payment orders receivable from Unibanco from its overseas correspondent banks, being US$400,000 thousand, bearing three month Libor plus 0.57% per annum, payable quarterly, with final maturity in April 2009; US$112,000 thousand, bearing three month Libor plus 4.25% per annum, payable quarterly, with final maturity in July 2009, and US$105,000 thousand, bearing 6.15% per annum, payable quarterly, with final maturity in July 2009.

14. Stockholders’ Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

	Outstanding shares	Treasury stocks	Total
Common	75,565,816,851	-	75,565,816,851
Preferred	62,045,605,223	3,274,411,244	65,320,016,467
Total	137,611,422,074	3,274,411,244	140,885,833,318

Preferred shares carry no voting rights but have priority over common stocks in the reimbursement of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and are entitled to receive a 10% greater dividend per share than that distributed to common stockholders. Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Unibanco and by a Class “B” preferred share issued by Unibanco Holdings S.A. (Holdings) and is traded in the Brazilian market.

Each Global Depositary Share (GDS) is represented by 500 Units, and is traded in the international market.

(b) Dividends and interest on own capital

All stockholders are entitled to receive, in total, a mandatory dividend of at least 35% of the Bank’s annual net income as stated in the statutory accounting records, adjusted for transfers to the legal reserve.

On July 21, 2003, the Board of Directors approved the payment of interest on capital for the shareholders, as an advance against the mandatory dividends for 2003, in the amount of R$195,747, being R$1.361100 (R$1.156935 net of applicable tax) per 1,000 common shares and R$1.497200 (R$1.272620 net of applicable tax) per 1,000 preferred shares.The interest on own capital was calculated in accordance of article 9º of Law nº 9.249/95 and the corresponding tax benefit was R$66,554. The payment of interest on own capital was made as of July 31, 2003 and corresponds, net of applicable tax, to 35.68% of the net income for the six-month period, after constitution of legal reserve.

The Unit had interest on capital of R$2.781200 (R$2.364020 net of applicable tax) per 1,000 Units being R$1.284000 (R$1.091400 net of applicable tax) from Holdings and R$1.497200 (R$1.272620 net of applicable tax) from Unibanco. For each GDS there were interest on capital of R$1.390600 (R$1.182010 net of applicable tax).

During the quarter, R$132,000 of interest on own capital was accrued, generating a tax benefit in the amount of R$44,880. The amount will be considered in the mandatory dividend, net of income tax withheld at source. On a per-share basis amounted to R$0.780164 per 1,000 common shares, R$0.858180 per 1,000 preferred shares.

(c) Capital reserves

These reserves are substantially represented by share premium reserve.

(d) Changes in stockholders’ equity

Balance at June 30, 2003	6,846,956
Prior year adjustments	66
Constitution of revaluation reserve from subsidiary companies	8,130
Fair value adjustments - marketable securities and derivatives	30,015
Net income for the quarter	270,109
Interest on own capital proposed	(132,000)
Balance at September 30, 2003	7,023,276

(e) Global offer and Exchange offer

Global Offer

In September 2003, Unibanco shareholders, Mizuho Corporate Bank Ltd. (Mizuho) and Commerzbank Aktiengesellschaft (Commerzbank), entirely and partially sold, respectively, their participation in Unibanco in a Global Offer in Brazil and abroad. Mizuho is no longer a shareholder of Unibanco and Commerzbank reduced its participation reduced in the bank. The Units belonging to both were sold at the price of R$109.67 per thousand Units, totaling R$637 million.

From the total number of Units sold, 1.7 billion were distributed to non-institutional and institutional investors in Brazil and the remaining 4.1 billion were distributed, under the form of Global Depositary Shares – GDSs, to investors abroad, on over-the-counter market. The Units sold represent 11.66% of the non-voting capital of Unibanco Holdings and 9.36% of Unibanco's non-voting capital.

Exchange Offer

Unibanco and Unibanco Holdings offered to the holders of preferred shares in the Brazilian market the opportunity to exchange pairs of preferred shares into Units. The Exchange Offer Auctions occurred on September 22nd and October 30th, when 15.6 billion and 1.25 billion of preferred shares, respectively, were exchange into Units. After the Exchange Offer, there are still 2.9 billion of Unibanco preferred shares outstanding in the market (not in the form of Units) and representing 2% of Unibanco's total capital. Summing the two auctions, it was exchanged by Units 83% of the Unibanco and Unibanco Holdings preferred shares, that could be exchanged.

From November 2003, the Conversion Program will be maintained during two years, allowing holders of Unibanco preferred shares and Unibanco Holdings preferred class "B" shares as of the date of the Exchange Offer Announcement (September 15th, 2003) to convert their pairs of preferred shares in Units.

The float of Units in the Brazilian market increased approximately 57% after conclusion of the Global and Exchange Offers. In October 2003, Units average daily trading volume was 165% higher than the third quarter of 2003 average daily volume. Units posted a 62% appreciation during the first 10 months of 2003.

15. Other Operating Income and Expenses

(a) Other operating income

		Unibanco
	Unibanco	Consolidated
Other financial revenues	11,209	71,107
Revenue from real estate consortium	-	10,567
Dividends received from other investments	-	5,889
Other	15,243	14,772
Total	26,452	102,335

(b) Other operating expenses

	Unibanco	Unibanco Consolidated
Provision for employees and civil litigations	67,810	91,361
Exchange rate losses on branches and subsidiaries abroad	(38,381)	(38,934)
Amortization of goodwill on acquired companies	23,402	19,799
Expenses related to the sale of rights of receipt of future flow of payment order (Note 13 (b))	19,303	19,303
Expense related to checks and billing, net	13,663	13,663
Third parties services	4,141	11,348
Commission and taxes	5,484	5,264
Expenses related to real estate consortium	-	4,222
Other financial expenses	7,176	28,215
Other	20,010	22,062
Total	122,608	176,303

16. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and negative basis of social contribution carry-forward are recorded in “Other credits – sundry” and provisions not currently deductible are recorded in “Other credits – sundry” or in “Other liabilities – taxes and social security”, according to their nature.

Deferred income tax losses and negative basis of social contribution carry-forward are realized in accordance with the existing taxable income, and income tax on temporary differences are realized when using or reversing the provision.

(a) Deferred tax assets

	Unibanco
	June 30, 2003	Constitution	Realization	September 30, 2003
Allowance for lending losses	496,827	42,635	80,748	458,714
Other provisions not currently deductible	288,386	70,098	54,163	304,321
Tax loss and negative basis of social contribution carry-forwards	203,497	12,569	-	216,066
Social contribution carry-forwards (MP 2.158-35)	279,243	-	(4,508)	283,751
Subtotal	1,267,953	125,302	130,403	1,262,852
Adjustment at fair value of marketable securities available for sale and derivative financial instruments	93,624	-	21,762	71,862
Net deferred tax assets	1,361,577	125,302	152,165	1,334,714
Total assets	1,361,577			1,334,714

	Unibanco Consolidated
	June 30, 2003	Constitution	Realization	September 30, 2003
Allowance for lending losses	652,148	60,812	95,760	617,200
Other provisions not currently deductible	642,224	107,054	133,263	616,015
Tax loss and negative basis of social contribution carry-forwards	668,177	21,271	-	689,448
Social contribution carry-forwards (MP 2.158-35)	490,290	-	(4,508)	494,798
Subtotal	2,452,839	189,137	224,515	2,417,461
Adjustment at fair value of marketable securities available for sale and derivative financial instruments	103,182	6,747	20,746	89,183
Deferred tax obligations	(31,331)	-	(2,624)	(28,707)
Net deferred tax assets	2,524,690	195,884	242,637	2,477,937
Total assets	2,556,021			2,506,644
Total liabilities	31,331			28,707

Deferred tax assets recorded are computed at the tax rates in effect at each balance sheet date.

Deferred tax expected realization at September 30, 2003 was as follow:

	Unibanco			Unibanco Consolidated
Year	Social contribution (MP 2.158-35)	Other	Total	Social contribution (MP 2.158-35)	Other	Total
2003	-	133,247	133,247	5,139	255,503	260,642
2004	9,328	486,655	495,983	21,558	735,130	756,688
2005	14,259	277,584	291,843	28,620	400,093	428,713
2006	25,478	81,614	107,092	42,622	194,525	237,147
2007	40,387	-	40,387	59,857	114,310	174,167
2008 to 2012	194,300	-	194,300	295,016	155,355	450,371
2013 to 2017	-	-	-	41,986	67,747	109,733
Total	283,752	979,100	1,262,852	494,798	1,922,663	2,417,461

The present value of deferred taxes, calculated using the average rate of funding, net of tax effects, totaled R$1,036,430 in Unibanco and R$1,798,434 in Unibanco Consolidated.

(b) Income tax and social contribution expenses

	Unibanco	Unibanco Consolidated
Income before income tax and social contribution, net of profit sharing	224,641	362,100
Income tax and social contribution expenses at a rate of
25% and 9%, respectively	(76,378)	(123,114)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and associated companies and
exchange rate variation on subsidiaries abroad	93,691	11,770
Interest on own capital paid or (received), net	42,415	46,754
Deferred tax credits of prior periods	-	13,737
Permanent differences (net)	(14,260)	(5,106)
Income tax and social contribution for the quarter	45,468	(55,959)

17. Commitments and Guarantees

	Unibanco	Unibanco Consolidated
Co-obligation and risks for guarantees provided	3,645,173	3,629,909
Assets under management (mainly mutual investment funds)	20,964,364	24,335,630
Lease commitments	53,876	53,876

18. Related-Party Transactions (Unibanco)

Assets
Interbank investments	2,316,910
Marketable securities and derivative financial instruments	1,406,555
Interbank accounts	672
Lending operations	426,313
Other credits
. Income receivable
Dividends and interest on own capital	136,433
. Sundry	394,553

Liabilities
Deposits	2,772,596
Securities sold under repurchase agreements	102,089
Resources from securities issued
. Securities abroad	88,520
Interbank accounts	15,534
Borrowings	301,606
Derivative financial instruments	71,045
Other liabilities
Negotiation and intermediation of securities	315
Subordinated debt	1,033
Sundry	215,937

Revenues
Lending operations	7,154
Marketable securities	176,740
Derivative financial instruments	8,008
Services rendered	34,475
Other operating income	1,724

Expenses
Deposits and securities sold	116,196
Foreign exchange transactions	942
Borrowings and onlendings	27
Other administrative expenses	11,047
Other operating expenses	729

The amounts shown above reflect operations between Unibanco and its subsidiary companies, and have been eliminated in consolidation. Transactions with unconsolidated related parties are limited to normal banking transactions and are not material in the operational context of Unibanco.

Related-party transactions were made at average market rates in effect at the respective transaction dates, considering the absence of risk.

Services rendered relate basically to services offered by Unibanco to the group companies according to the terms of contractual agreements, through utilization of physical assets and personnel related to credit card, leasing, annuity products plans, insurance operations and brokerage.

Other administrative expenses relate mainly to the payment of rents based on the fair value of the buildings according to the lease contracts.

19. Financial Instruments

(a) Risk management

Unibanco continuously strives to improve its risk management practices, which is integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk institutional-wide basis. In addition, each business division has dedicated risk management staff. The risk committee composed of senior management evaluates the risks involved in activities and proposes risk management policies accordingly.

Credit risk

The credit policy is designed to manage risk while maintaining flexibility required by market conditions and the needs of customers. The credit limits exposure goals is to avoid the concentration in clients and particular sectors that Unibanco believes have high risk factors. The credit policy has various approval levels for both retail and wholesale customers. Depending on the size and type of exposure and the customers prior credit history, approval levels range from the branch general manager or account manager to the retail or wholesale credit committees, which are composed of members of senior management. The centralized credit decision-making process is based on strict credit limits that are set by the wholesale and retail committees. The pre-approved credit limit to customers for different types of credit lines is based on their creditworthiness and size.

Corporate Credit. The decision on each credit is based on the following factors: financial history, cash flows, quality of management, relationship history market conditions and other factors relating to credit risk. An internal credit rating system is employed, which ranks companies in categories based on quantitative criteria and qualitative aspects. The lines of credit are reviewed every 60 to 180 days, depending on the borrower’s rating and the external credit environment.

Retail Credit. Credit management in the retail banking business, is characterized by the processing of a large volume of credits requests, which requires specialized systems and processes. A wide range of statistical tools to evaluate retail credit requests is utilized. These tools, which include credit behavior scoring, are backed by dedicated systems. The automated credit system is a special software program that services loans at all stages from their inception. The collections scoring are used for determination of which collection method or combination of collection methods is the most efficient. The bank had used statistical model in its credit analysis for over 30 years. Stricter standards for originating and managing loan portfolio is imposed, including restrictions on increases in credit limits, restrictions on renewals of overdraft facilities.

Market Risk

The policy regarding market risk exposure is conservative. Market risk exposure of portfolio is independently supervised and controlled. Market risk management is based on limits established by the financial and risk committees. The market risk exposure is limited by managing of currency, maturity and interest rate mismatches. Securities, derivative financial instruments, loans and funding are analyzed on a consolidated basis. Derivative financial instruments play an important role in managing asset and liability mismatches. Exposure limits for treasury unit are established considering market volatility, scenario forecasts, opportunity for profit and the funding needs of commercial bank. Trading and positioning activities are conducted within clear limits by the risk committee and ratified by the financial committee. These limits and policies are reviewed monthly or when a new threat or opportunity arises.

The value at risk methodology is used to evaluate the market risk. Stress tests are also applied using macroeconomic scenarios simulated by our risk management and macroeconomic team, in order to minimize the risk of loss in the portfolio and to analyze the effects of changes in the financial market on the portfolio.

Unibanco manages its risk exposure on a centralized basis by having all risks and mismatches passed to its treasury unit. All treasury activities, including those for foreign branches, are closely monitored from the offices in São Paulo. Trading limits and strategies are defined by head office, and all trading positions are consolidated in centralized databases.

Operating risks

Operating risks are related to an institution’s unexpected losses, due to its systems, practices and control measures being incapable of withstanding human error, damaged support infrastructure, faulty modeling, services or products, and to business environment changes or other adverse market conditions.

To meet the requirements of international market practices and the internal regulations of the Brazilian financial market, Unibanco created an internal control structure. This features a listing of risks and controls to standardize language and facilities risk and control understanding by all staff members. It also includes an internal controls system, which is accessible from all group areas. Periodic evaluations are held where area managers and their staff identify their main activities and inherent risks, and assess the effectiveness of current controls. This process, which is ongoing, allows controls to be improved, resulting in reduced risk exposure.

The collected data provide support for the monitoring and performance evaluation of the units, identifying those areas with greater risk potential. This structure is the basis for the identification of indicators and the implementation of a database to quantify operating risk exposure.

As banking operations diversify and the volume of transactions involving computers and telecommunications networks increases, the importance of information technology and the potential impact of systems failures have grown. Accordingly, the bank has devoted substantial resources to ensure the reliability and stability of its computer and related systems. The principal computer facility is located in São Paulo and a backup system is maintained. This backup system is designed to operate automatically if the main system malfunctions. Also the bank prepares and stores backup files recording all banking activities. Additionally, backup procedures and files are monitored periodically.

(b) Financial instruments recorded in the financial statements compared to fair values are as follows:

	Unibanco		Unibanco Consolidated
	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	3,665,217	3,669,020	1,807,491	1,811,294
Marketable securities	10,190,368	10,373,976	15,278,945	15,495,549
Lending operations	17,595,888	17,584,086	21,731,552	21,719,664
Derivatives, net	318,551	318,551	270,246	270,246
Liabilities
Interbank deposits	1,483,850	1,502,919	218,502	219,010
Time deposits	16,763,260	16,770,623	16,949,560	16,954,252
Mortgage notes	773,731	787,785	787,182	801,236
Resources from securities issued abroad	2,867,334	2,890,264	3,095,429	3,125,822
Subordinated debt	870,416	898,188	869,384	897,108
Other liabilities (Note 13 (b))	1,805,328	1,705,498	1,805,328	1,749,645
Treasury stocks	132,123	187,067	132,123	187,067

The fair value of marketable securities was based on an internal valuation model, based on the average rate for the last business day of the period, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes, was based on the average rate practiced by Unibanco on the last business day of the period, for similar operations.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect on the correspondent markets on the last business day of the period for similar operations.

The fair value of derivatives was based on an internal valuation model, based on the average rate for the last business day of the period for operations with similar maturities and indices, as informed by Futures and Commodities Exchange - BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on Units price at September 30, 2003 in the São Paulo Stock Exchange.

(c) The current notional and fair values of derivative financial instruments recorded in memorandum accounts except for the option contracts, for which the notional exposure represents the premium paid/received and the exposure at fair value represents the amounts recorded in assets and liabilities accounts, at September 30, 2003 are as follows:

	Unibanco		Unibanco Consolidated
	Notional exposure (1)	Exposure at fair value (1)	Notional exposure (1)	Exposure at value (1)
Futures contracts	(2,752,532)	(2,752,532)	(1,743,827)	(1,743,827)
Currencies	(255,644)	(255,644)	(257,908)	(257,908)
Interbank interest rate	(332,715)	(332,715)	767,281	767,281
Exchange coupon	(2,166,593)	(2,166,593)	(2,255,620)	(2,255,620)
Index	2,420	2,420	2,420	2,420

Forward contracts	(367,251)	(367,251)	(367,251)	(367,251)
Currencies	(367,251)	(367,251)	(367,251)	(367,251)

Swap contracts	238,548	225,692	195,800	177,387
Currencies	(4,177,889)	(4,194,616)	(2,393,372)	(2,412,629)
Interbank interest rate	2,492,973	2,492,973	1,528,985	1,528,985
Fixed interest rate	541,413	546,003	(350,281)	(349,254)
Other	1,382,051	1,381,332	1,410,468	1,410,285

Swap contracts with daily reset	(30,724)	(30,724)	(31,140)	(31,140)
Currencies	2,890,499	2,890,499	2,930,642	2,930,642
Interbank interest rate	(2,921,223)	(2,921,223)	(2,961,782)	(2,961,782)

Option contracts
Purchased option	9,214	3,248	9,214	3,248
Purchase	9,182	3,225	9,182	3,225
Currencies	8,925	3,173	8,925	3,173
Interbank interest rate index	257	52	257	52
Sale	32	23	32	23
Interbank interest rate index	32	23	32	23
Sale option	6,375	1,630	6,375	1,630
Purchase	6,375	1,630	6,375	1,630
Currencies	6,375	1,630	6,375	1,630

(1)	Include the net of short position (long position).

The notional exposure of the option contracts recorded in memorandum accounts, at September 30, 2003, amounted to R$448,900 due to purchase commitments and R$245,000 due to sale commitments.

On September 30, 2003, there were future operations of R$2,881,166 in Unibanco and R$3,932,213 in Unibanco Consolidated and swap contracts in the amount of R$1,043,522 in Unibanco and Unibanco Consolidated, which were accounted for at fair value and recognized as cash flow hedges related to their time deposit indexed to interbank interest rate, and part of their marketable securities indexed in US dollars and IGPM (Market General Price Index). The unrealized loss of these derivatives amounted R$13,199 in Unibanco and R$16,921 in Unibanco Consolidated, net of applicable taxes and minority interest, during the quarter, and was recorded in “Unrealized gains or losses – marketable securities and derivative financial instruments”. The hedge’s effectiveness in September 30, 2003, was in accordance with the standards established by the Brazilian Central Bank.

On September 30, 2003, Unibanco and Unibanco Consolidated had swap contracts in the amount of R$207,431 accounted for at fair value and recognized as fair value hedge, used to hedge part of their marketable securities, indexed in US dollars. The adjustment to fair value of the corresponding hedged item resulted in an adjustment, net of applicable taxes, of R$3,330, recorded as a debt in the income of the quarter and as a debt in “Marketable securities”. The hedge’s effectiveness in September 30, 2003, was in accordance with the standards established by Brazilian Central Bank.

The operations shown above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the values of derivative financial instruments.

The swap operations associated with funding and/or asset operations are recorded at current notional value and are not adjusted to fair value in accordance with the index variation occurred.

(d) Notional at fair value distributed by trade location

	Unibanco			Unibanco Consolidated
Exposure at fair value	BM&F	CETIP/ Over the counter(1)	Total	BM&F	CETIP/ Over the counter(1)	Total
Future contracts	(2,752,532)	-	(2,752,532)	(1,743,827)	-	(1,743,827)
Forward contracts	-	(367,251)	(367,251)	-	(367,251)	(367,251)
Swap contracts	(184,259)	409,951	225,692	(185,061)	362,448	177,387
Swap contracts with daily reset	(30,724)	-	(30,724)	(31,140)	-	(31,140)
Option contracts
Purchased position	3,248	-	3,248	3,248	-	3,248
Sale position	1,630	-	1,630	1,630	-	1,630

(1)	CETIP (Clearing House for Custody and Financial Settlement of Securities)

The amount pledged to guarantee BM&F transactions were R$566,546 in Unibanco and R$635,363 in Unibanco Consolidated and are represented by federal government securities.

(e) The maturities of derivative financial instruments recorded in balance sheet accounts are as follows:

	Unibanco	Unibanco Consolidated
Assets
Less than 3 months	80,651	71,662
Between 3 months and 1 year	231,236	182,562
Between 1 and 3 years	229,660	209,478
Between 3 and 5 years	18,638	19,180
Between 5 and 15 years	156	156
Total	560,341	483,038

Liabilities
Less than 3 months	14,204	10,866
Between 3 months and 1 year	69,743	49,735
Between 1 and 3 years	142,278	136,626
Between 3 and 5 years	11,894	11,894
Between 5 and 15 years	3,671	3,671
Total	241,790	212,792

The amounts of receivables under the swap contracts are R$465,852 in Unibanco and R$388,548 in Unibanco Consolidated and the amounts of payables are R$240,160 in Unibanco and R$211,161 in Unibanco Consolidated. Option premium received amounts R$3,248 in Unibanco and in Unibanco Consolidated and options premium paid amounts R$1,630 in Unibanco and in Unibanco Consolidated. The amounts receivable under term contracts are R$91,241 in Unibanco and in Unibanco Consolidated.

(f) The maturities of derivative financial instruments recorded in memorandum accounts, except the option contracts that the balance represents the amounts recorded in assets and liabilities accounts, are as follows:

	Unibanco
Exposure at fair value	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	Between 3 and 5 years	Between 5 and 15 years	Total
Future contracts	496,254	(3,683,446)	597,723	(166,022)	2,959	(2,752,532)
Forward contracts	(18,801)	(407,951)	59,501	-	-	(367,251)
Swap contracts	66,447	68,634	87,382	6,744	(3,515)	225,692
Swap contracts with daily reset	(6,598)	(23,093)	(1,033)	-	-	(30,724)
Option contracts
Purchased position	-	3,248	-	-	-	3,248
Sale position	-	1,630	-	-	-	1,630

	Unibanco Consolidated
Exposure at fair value	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	Between 3 and 5 years	Between 5 and 15 years	Total
Future contracts	588,668	(3,162,382)	992,950	(166,022)	2,959	(1,743,827)
Forward contracts	(18,801)	(407,951)	59,501	-	-	(367,251)
Swap contracts	60,796	39,968	72,852	7,286	(3,515)	177,387
Swap contracts with daily reset	(6,598)	(23,093)	(1,449)	-	-	(31,140)
Option contracts
Purchased position	-	3,248	-	-	-	3,248
Sale position	-	1,630	-	-	-	1,630

Interest rate and currency term and futures contracts represent future commitments to purchase or sell financial instruments at specific terms and at specified dates. The notional amounts represent the face value of the corresponding instrument at the date of the operations’ liquidation. The credit risks associated with the future and forward contracts are minimized due to daily cash settlements and margin account deposits. Future and forward contracts are subject to the risk of fluctuation in interest rates or the value of the underlying instruments.

Swap contracts represent future commitments to exchange currencies or index for a contractual period and terms. The notional amount represents the basis on which the cash flows are determined. The risks associated with swaps relate to the potential inability of the counterparts to meet contractual conditions and the risk associated with changes in market conditions due to fluctuation in interest rates and the exchange rate of currencies.

Options are contracts which: (i) transfer, modify, or reduce interest rate risk, or (ii) allow the Bank to purchase or sell financial instruments in exchange for the payment or receipt of a premium at inception of the contract. As a purchaser of options, Unibanco pays a premium and, as a writer of options, receives a premium in exchange for bearing the risk of movements in future interest rates on market prices for the underlying financial instruments. The credit and market risks are limited to the extent of premiums paid on purchased options and the risk associated with the changes in market conditions could influence written options.

20. Statements of Cash Flows

	Unibanco
	Quarter ended September 30, 2003	Nine-months period ended September 30, 2003
Operating activities
Net income	270,109	760,921
Fair value adjustment – Trading securities and derivatives	28,219	(41,687)
Provision for loan losses	200,281	499,215
Deferred taxes assets	9,609	223,928
Provision (reversal) of foreclosed assets	6,445	(10,534)
Loss on sale of foreclosed assets and fixed assets	1,091	12,780
Amortization of goodwill on subsidiaries acquired	22,459	64,605
Equity in results of subsidiary and associated companies	(275,052)	(727,033)
Exchange gain on foreign investments	(22,435)	262,024
Loss on sale of investments	(1,035)	(1,035)
Depreciation and amortization	50,556	146,475
Changes in assets and liabilities
Decrease (increase) in interbank investments	(2,304,787)	4,581,759
Decrease in marketable securities and derivative financial instruments	764,031	3,428,926
Decrease in Central Bank compulsory deposits	443,496	443,446
Net change in interbank and interdepartmental accounts	(67,797)	(80,309)
Decrease (increase) in lending operations	(56,368)	251,579
Net change in foreign exchange portfolio	(205,261)	(223,714)
Increase in other credits and other assets	(439,547)	(665,740)
Increase (decrease) in other liabilities	73,679	(107,639)
Increase in deferred income	2,476	759
Net cash provided by (used in) operating activities	(1,499,831)	8,818,726
Investing activities
Dividends and interest on own capital received from subsidiary and associated
companies	59,482	353,618
Proceeds from sale of foreclosed assets	8,795	21,301
Purchase of/capital increase on investments in subsidiary and associated companies	(14,007)	(97,401)
Proceeds from sale of/capital decrease in subsidiary and associated companies	-	4,925
Purchase of other investments	(2,990)	(2,991)
Proceeds from sale of other investments	(685)	(401)
Purchase of fixed assets	(10,823)	(25,397)
Proceeds from sale of fixed assets	1,894	2,937
Investment in deferred charges	(22,110)	(67,986)
Net cash provided by investing activities	19,556	188,605
Financing activities
Increase (decrease) in deposits	1,220,445	(538,422)
Increase (decrease) in securities sold under repurchase agreements	1,940,269	(6,319,588)
Increase (decrease) in resources from securities issued	(717,883)	101,207
Decrease in borrowings and onlendings	(707,457)	(2,010,863)
Purchase of own stocks	-	(43,174)
Dividends paid	(168,326)	(374,924)
Net cash provided by (used in) financing activities	1,567,048	(9,185,764)
Net increase (decrease) in cash and due from banks	86,773	(178,433)
Cash and due from banks at the beginning of the period	608,377	873,583
Cash and due from banks at the end of the period	695,150	695,150
Net increase (decrease) in cash and due from banks	86,773	(178,433)

	Unibanco Consolidated
	Quarter ended September 30, 2003	Nine-months period ended September 30, 2003
Operating activities
Net income	270,109	760,921
Fair value adjustment – Trading securities and derivatives	45,065	(166,510)
Provision for loan losses	415,735	1,112,403
Technical provisions for insurance, annuity products and retirement plans	229,067	1,049,158
Deferred taxes assets	37,262	202,631
Provision (reversal) of foreclosed assets	9,402	(6,206)
Loss on sale of foreclosed assets and fixed assets	3,051	7,677
Amortization of goodwill on subsidiaries acquired	19,799	59,557
Equity in results of subsidiary and associated companies	4,318	(544)
Loss on sale of investments	707	774
Reversal of provision for losses on investments	(9)	(9)
Depreciation and amortization	96,479	265,155
Minority interest	36,032	111,857
Changes in assets and liabilities
Decrease (increase) in interbank investments	(2,584,374)	4,589,897
Decrease in marketable securities and derivative financial instruments	559,342	2,903,679
Decrease in Central Bank compulsory deposits	362,810	329,341
Net change in interbank and interdepartmental accounts	(66,429)	(106,465)
Increase in lending operations	(585,510)	(954,407)
Decrease in leasing operations	1,204	52,604
Net change in foreign exchange portfolio	(238,506)	(284,249)
Increase in other credits and other assets	(204,019)	(883,235)
Increase in other liabilities	60,556	394,199
Increase in deferred income	1,567	10,740
Net cash provided by (used in) operating activities	(1,526,342)	9,448,968
Investing activities
Dividends and interest on own capital received from associated companies	7,048	25,982
Proceeds from sale of foreclosed assets	13,751	56,165
Purchase of/capital increase on investments in subsidiary and associated companies	14	(342)
Goodwill on acquisition of subsidiary companies	(917)	10,715
Proceeds from sale of/ capital decrease in subsidiary and associated companies	-	52
Purchase of other investments	(9,763)	(15,514)
Proceeds from sale of other investments	197	2,185
Purchase of fixed assets	(75,476)	(140,974)
Proceeds from sale of fixed assets	20,560	36,883
Deferred charges	(47,237)	(111,324)
Minority interest	22,374	(12,027)
Net cash used in investing activities	(69,449)	(148,199)
Financing activities
Increase (decrease) in deposits	1,007,950	(1,002,133)
Increase (decrease) in securities sold under repurchase agreements	2,022,911	(6,464,432)
Increase (decrease) in resources from securities issued	(577,954)	167,234
Decrease in borrowings and onlendings	(641,805)	(1,773,845)
Purchase of own stocks	-	(43,174)
Dividends paid	(156,883)	(407,651)
Net cash provided by (used in) financing activities	1,654,219	(9,524,001)
Net increase (decrease) in cash and due from banks	58,428	(223,232)
Cash and due from banks at the beginning of the period	796,828	1,078,488
Cash and due from banks at the end of the period	855,256	855,256
Net increase (decrease) in cash and due from banks	58,428	(223,232)

21. Subsidiary Companies Information

The following tables show the balance sheets and the statements of income of the most relevant Unibanco’ subsidiary companies and the eliminations made are related only for companies consolidated or combined in each group.

(a) Foreign branches and subsidiaries, includes mainly the accounts of the foreign branches: Unibanco Grand Cayman and Nassau and Dibens - Grand Cayman; banks: Unibanco – União de Bancos Brasileiros (Luxembourg) S.A., Interbanco S.A. (Paraguay), Unibanco Cayman Bank Ltd., and Unicorp Bank & Trust Ltd. (Grand Cayman); brokers: Unibanco Securities Limited (England) and Unibanco Securities Inc. (USA):

Combined balance sheet
Assets
Current and long-term assets	12,890,796
Cash and due from banks	144,631
Interbank investments	1,405,511
Marketable securities	6,949,265
Interbank accounts	219,140
Lending and leasing operations	3,418,659
Other credits and other assets	753,590
Permanent assets	97,471
Total	12,988,267

Liabilities
Current and long-term liabilities	10,222,981
Deposits	1,771,982
Securities sold under repurchase agreements	655,001
Resources from securities issued	2,737,024
Interbank accounts	37,557
Borrowings and onlending in Brazil – Governmental agencies	2,247,721
Derivative financial instruments	3,671
Other liabilities	2,770,025
Deferred income	13,100
Minority interest	4
Stockholders’ equity	2,752,182
Total	12,988,267

Combined statement of income
Revenue from financial intermediation	311,169
Expenses on financial intermediation	(107,091)
Provision for lending, leasing and other credits losses	(48,074)
Salaries, benefits, training and social security and other administrative expenses	(18,550)
Other operating income (expenses)	(9,292)
Non-operating income, net	45
Net income for the quarter	128,207

The income tax and social contribution expense originated from the foreign operations is recorded in the multiple bank, through the addition of the net income from these operations into Unibanco taxable income.

(b) Insurance and private pension entities including Unibanco AIG Seguros S.A., Unibanco AIG Saúde Seguradora S.A. and Unibanco AIG Previdência S.A.:

Balance sheet
Assets
Current and long-term assets	5,335,686
Cash and due from banks	9,993
Marketable securities	4,514,486
Other credits and other assets	811,207
Permanent assets	273,315
Total	5,609,001

Liabilities
Current and long-term liabilities	4,178,875
Other liabilities	541,878
Technical provisions for insurance and retirement plans	3,636,997
Stockholders’ equity	1,430,126
Total	5,609,001

Statement of income
Revenue from financial intermediation	254,236
Provision for lending, leasing and other credits losses	(26)
Insurance and retirement plans premiums	525,894
Changes in technical provision for insurance and retirement plans	(176,191)
Insurance claims	(216,196)
Private retirement plans benefits expenses	(111,438)
Salaries, benefits, training and social security and other administrative expenses	(65,853)
Other operating income (expenses)	(125,362)
Non-operating income, net	4,383
Income tax and social contribution	(30,172)
Profit sharing	(3,723)
Net income for the quarter	55,552

(c) Credit card companies, including the jointly controlled companies as follows: Unicard Banco Múltiplo S.A. (100%), Credicard S.A. Administradora de Cartões de Crédito (33.333%), Orbitall Serviços e Processamento de Informações Comerciais Ltda. (33.333%) and Redecard S.A. (31.943%):

Combined balance sheet
Assets
Current and long-term assets	3,922,835
Cash and due from banks	6,784
Interbank investments	5,342
Marketable securities	542,651
Interbank and interdepartmental accounts	8,462
Lending operations	1,590,305
Other credits and other assets	1,769,291
Permanent assets	267,194
Total	4,190,029

Liabilities
Current and long-term liabilities	3,148,895
Deposits	343,225
Borrowings	227,744
Resources from securities issued	597,112
Interbank and interdepartmental accounts	356
Derivative financial instruments	9,710
Other liabilities	1,970,748
Stockholders’ equity	1,041,134
Total	4,190,029

Combined statement of income
Revenue from financial intermediation	335,546
Expenses on financial intermediation	(59,227)
Provision for lending, leasing and other credits losses	(88,176)
Services rendered	184,942
Salaries, benefits, training and social security and other administrative expenses	(152,724)
Other operating income (expenses)	(77,767)
Non-operating income, net	(4,145)
Income tax and social contribution	(49,342)
Profit sharing	(5,038)
Net income for the quarter	84,069

(d) The companies which carry out consumer credit operation includes, principally, Banco Fininvest S.A. (100%), Banco Investcred Unibanco S.A. (50%) and Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (50%):

Combined balance sheet
Assets
Current and long-term assets	1,924,791
Cash and due from banks	2,123
Interbank investments	38,861
Marketable securities	159,535
Interbank and interdepartmental accounts	15,640
Lending operations	1,392,176
Other credits and other assets	316,456
Permanent assets	140,866
Total	2,065,657

Liabilities
Current and long-term liabilities	1,659,881
Deposits	1,251,421
Interbank and interdepartmental accounts	8,389
Borrowings	21,030
Derivative financial instruments	8,091
Other liabilities	370,950
Stockholders’ equity	405,776
Total	2,065,657

Combined statement of income
Revenue from financial intermediation	345,166
Expenses on financial intermediation	(73,500)
Provision for lending, leasing and other credits losses	(122,601)
Salaries, benefits, training and social security and other administrative expenses	(118,535)
Other operating income (expenses)	22,957
Non-operating income, net	(193)
Income tax and social contribution	(4,506)
Profit sharing	(4,764)
Net income for the quarter	44,024

22. Other Information

(a) Free benefits generation program

Unibanco and part of its employees sponsor a “Free Benefits Generation Program” (PGBL), a system whereby the participant accumulates financial resources during their career, through contributions paid by the employee and the Company where he/she works. These contributions are invested in an Exclusive Financial Investment Fund (FIFE). The program is based on defined contribution.

The program is managed by Unibanco AIG Previdência S.A., and Unibanco Asset Management – Banco de Investimento S.A. is responsible for the financial management of the FIFE funds.

The contributions made by employees vary according to their ages between 1% to 9%, and the contributions made by Unibanco vary according to the return on equity in the prior year between 50% and 200% of the participant’s contribution, directly related to the return on equity.

Unibanco and a portion of its employees also sponsor a defined contribution pension plan administered by Trevo – Instituto Bandeirantes de Seguridade Social, for the primary purpose of supplementing the retirement benefits provided by the government retirement plans, substantialy a defined contribution plan.

During the quarter ended September 30, 2003, the contribution was R$9,972 in Unibanco and R$10,769 in Unibanco Consolidated.

(b) Stock option program

The Unibanco has a stock option program intended to foster the long-term commitment of the Company’s executives to the highest performance standards, as well as attract, retain and motivate new talent. Pursuant to the program, Unibanco’s executives can be granted stock or unit options that can be exercised between 2 to 5 years. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

Up to September 30, 2003, Unibanco granted 1,136,650,000 stock options, in the form of Units. The term of the exercise is between January 21, 2005 and September 2, 2009, at an average exercise price of R$92.82 per 1,000 stock options.

(c) Assets leased to third parties, in the amount of R$878,714, net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$541,069 and the residual value received in advance from these lessees amounts to R$459,792, classified as reduction account of leasing operations. Assets leased from third parties are not relevant.

(d) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover possible losses, taking into account the nature of the activity. At September 30, 2003, the insurance coverage on properties and other assets in use totaled R$562,329 in Unibanco and R$1,242,592 in Unibanco Consolidated.

* * *

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	FINANCIAL
01158-4	DATE – SEPTEMBER 30, 2003	INSTITUTION
	QUARTERLY INFORMATION	Corporate Legislation

CONSOLIDATED BALANCE SHEET
Amounts expressed in thousands of Reais
ASSETS	September 30, 2003	June 30, 2003

CURRENT ASSETS	47,072,770	44,921,235

CASH AND DUE FROM BANKS	855,256	796,828

SHORT-TERM INTERBANK INVESTMENTS	10,872,913	8,319,514
Securities purchased under resale agreements	8,959,326	6,191,338
Interbank deposits	1,765,809	2,122,473
Foreign currency investments	147,778	5,703

MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	9,743,825	9,445,730
Own portfolio	7,272,984	7,268,085
Subject to repurchase commitments	369,921	290,177
Pledged with Brazilian Central Bank	1,028,839	1,016,532
Pledged under guarantees rendered	817,857	572,437
Derivative financial instruments	254,224	298,499

INTERBANK ACCOUNTS	4,253,171	4,910,588
Payments and receipts pending settlement	644,481	933,002
Compulsory deposits:
- Brazilian Central Bank	3,597,185	3,959,995
- National Housing System - SFH	4,831	5,185
Interbank onlendings	-	6,359
Correspondent banks	6,674	6,047

INTERDEPARTMENTAL ACCOUNTS	6,878	6,857
Third-party funds in transit	380	267
Internal transfers of funds	6,498	6,590

LENDING OPERATIONS	14,842,130	14,795,467
Lending operations:
- Public sector	34,363	35,401
- Private sector	16,032,139	15,975,408
Allowance for lending losses	(1,224,372)	(1,215,342)

LEASING OPERATIONS	249,856	258,765
Leasing operations:
- Private sector	257,113	270,237
Allowance for leasing losses	(7,257)	(11,472)

OTHER CREDITS	5,906,699	6,024,510
Foreign exchange portfolio	3,164,433	2,945,390
Income receivable	122,356	135,573
Negotiation and intermediation of securities	272,149	417,989
Sundry	2,378,434	2,547,851
Allowance for other credits losses	(30,673)	(22,293)

OTHER ASSETS	342,042	362,976
Other assets	204,969	206,588
Allowance for other assets losses	(61,972)	(54,471)
Prepaid expenses	199,045	210,859

CONSOLIDATED BALANCE SHEET
Amounts expressed in thousands of Reais
ASSETS	September 30, 2003	June 30, 2003

LONG-TERM ASSETS	17,718,477	17,888,007

INTERBANK INVESTMENTS	41,682	10,707
Interbank deposits	41,682	10,707

MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	6,018,158	6,879,933
Own portfolio	3,134,182	4,023,558
Subject to repurchase commitments	662,245	452,773
Pledged with Brazilian Central Bank	1,688,433	1,681,909
Pledged under guarantees rendered	304,484	510,478
Derivative financial instruments	228,814	211,215

INTERBANK ACCOUNTS	64,060	64,546
Compulsory deposits:
- National Housing System - SFH	64,060	64,546

LENDING OPERATIONS	6,889,422	6,754,059
Lending operations:
- Public sector	247,017	247,592
- Private sector	6,903,561	6,722,190
Allowance for lending losses	(261,156)	(215,723)

LEASING OPERATIONS	195,153	179,780
Leasing operations:
- Private sector	201,174	189,444
Allowance for leasing losses	(6,021)	(9,664)

OTHER CREDITS	4,471,608	3,963,628
Receivables on guarantees honored	5,814	2,333
Foreign exchange portfolio	10,937	1,299
Income receivable	2,952	6,114
Negotiation and intermediation of securities	1,589	1,331
Sundry	4,457,429	3,959,040
Allowance for other credits losses	(7,113)	(6,489)

OTHER ASSETS	38,394	35,354
Prepaid expenses	38,394	35,354

PERMANENT ASSETS	3,274,651	3,281,951

INVESTMENTS	1,594,282	1,615,676
Investments in subsidiary and associated companies	45,610	56,990
-Local	42,930	48,810
-Foreign	2,680	8,180
Goodwill on acquisitions of subsidiary companies	1,392,655	1,411,537
Other investments	220,981	212,879
Allowance for losses	(64,964)	(65,730)

FIXED ASSETS	1,011,927	1,003,637
Land and buildings in use	680,634	658,302
Other fixed assets	1,258,519	1,237,081
Accumulated depreciation	(927,226)	(891,746)

DEFERRED CHARGES	668,442	662,638
Organization and expansion costs	1,223,899	1,188,224
Accumulated amortization	(555,457)	(525,586)

T O T A L	68,065,898	66,091,193

CONSOLIDATED BALANCE SHEET
Amounts expressed in thousands of Reais
LIABILITIES AND STOCKHOLDERS' EQUITY	September 30, 2003	June 30, 2003

CURRENT LIABILITIES	38,825,298	37,333,491

DEPOSITS	16,225,349	14,915,025
Demand deposits	2,308,927	3,133,645
Savings deposits	5,508,895	5,434,731
Interbank deposits	190,572	74,943
Time deposits	8,216,955	6,271,706

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	7,341,634	5,318,723
Own portfolio	715,457	512,758
Third parties portfolio	6,626,177	4,805,965

RESOURCES FROM SECURITIES ISSUED	2,889,969	3,825,208
Mortgage notes	759,769	711,510
Securities abroad	2,130,200	3,113,698

INTERBANK ACCOUNTS	557,103	842,349
Receipts and payments pending settlement	539,037	820,445
Correspondent banks	18,066	21,904

INTERDEPARTMENTAL ACCOUNTS	395,911	472,166
Third-party funds in transit	394,350	460,849
Internal transfers of funds	1,561	11,317

BORROWINGS	3,454,518	4,029,028
Borrowings in Brazil - governmental agencies	358	339
Borrowings in Brazil - other institutions	226,435	179,297
Foreign borrowings	3,227,725	3,849,392

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,682,924	1,701,950
BNDES (National Economic Development Bank)	749,955	719,507
FINAME (National Industrial Financing Authority)	861,205	968,999
Other	71,764	13,444

FOREIGN ONLENDINGS	33,332	61,787
Foreign onlendings	33,332	61,787

DERIVATIVE FINANCIAL INSTRUMENTS	60,601	80,795
Derivative financial instruments	60,601	80,795

OTHER LIABILITIES	6,183,957	6,086,460
Collection of taxes and social contributions	193,411	165,772
Foreign exchange portfolio	1,377,252	1,361,548
Social and statutory	172,234	349,336
Taxes and social security	476,799	462,366
Negotiation and intermediation of securities	363,240	412,996
Accounts payable for purchase of assets	41,949	39,328
Technical provisions for insurance and capitalization plans	1,034,404	1,033,732
Subordinated debt	22,953	8,990
Sundry	2,501,715	2,252,392

CONSOLIDATED BALANCE SHEET
Amounts expressed in thousands of Reais
LIABILITIES AND STOCKHOLDERS' EQUITY	September 30,2003	June 30, 2003

LONG-TERM LIABILITIES	21,329,855	21,083,250

DEPOSITS	8,760,535	9,062,909
Interbank deposits	27,930	8,635
Time deposits	8,732,605	9,054,274

RESOURCES FROM SECURITIES ISSUED	992,642	635,357
Mortgage notes	27,413	6,979
Securities abroad	965,229	628,378

BORROWINGS	384,004	435,099
Borrowings in Brazil - governmental agencies	924	960
Foreign borrowings	383,080	434,139

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,503,647	3,500,427
BNDES (National Economic Development Bank)	2,291,709	2,295,742
FINAME (National Industrial Financing Authority)	1,120,955	1,115,040
Other	90,983	89,645

FOREIGN ONLENDINGS	231,425	203,363
Foreign onlendings	231,425	203,363

DERIVATIVE FINANCIAL INSTRUMENTS	152,191	116,048
Derivative financial instruments	152,191	116,048

OTHER LIABILITIES	7,305,411	7,130,047
Foreign exchange portfolio	1,521	1,299
Taxes and social security	759,345	852,764
Accounts payable for purchase of assets	40,151	41,035
Technical provisions for retirement plan company	2,840,342	2,682,398
Subordinated debt	846,431	814,194
Sundry	2,817,621	2,738,357

DEFERRED INCOME	74,972	73,405
Deferred income	74,972	73,405

MINORITY INTEREST	812,497	754,091

STOCKHOLDERS' EQUITY	7,023,276	6,846,956
Capital:	3,690,602	3,690,602
- Local residents	2,594,067	2,615,684
- Foreign residents	1,096,535	1,074,918
Capital reserves	158,275	158,275
Revaluation reserve on subsidiaries	8,130	-
Revenue reserves	3,319,559	3,319,559
- Legal	298,873	298,873
- Statutory reserves	2,956,788	2,956,788
- Special dividends not distributed	63,898	63,898
Unrealized gains and losses - marketable securities
and derivative financial instruments	(159,342)	(189,357)
Treasury stocks	(132,123)	(132,123)
Retained earnings	138,175	-

T O T A L	68,065,898	66,091,193

CONSOLIDATED STATEMENTS OF INCOME
(Amounts expressed in thousands of Reais, except per share data)

	From July 1, 2003 To September 30, 2003	From January 1, 2003 To September 30, 2003	From July 1, 2002 To September 30, 2002	From January 1, 2002 To September 30, 2002

REVENUE FROM FINANCIAL INTERMEDIATION	3,447,529	9,017,898	4,670,195	10,769,304
Lending operations	2,072,472	5,648,255	2,539,261	6,311,461
Leasing operations	20,581	60,922	50,378	123,428
Marketable securities	1,234,874	2,207,420	3,498,670	6,141,187
Derivative financial instruments	(43,791)	556,479	(1,507,340)	(2,006,867)
Foreign exchange transactions	33,068	128,126	39,261	107,123
Compulsory deposits	130,325	416,696	49,965	92,972

EXPENSES ON FINANCIAL INTERMEDIATION	(2,209,190)	(4,714,253)	(4,759,150)	(9,335,550)
Deposits and securities sold	(1,566,247)	(3,123,505)	(3,519,710)	(6,615,363)
Borrowings and onlendings	(227,208)	(478,345)	(522,264)	(972,944)
Provision for lending, leasing and other credits losses	(415,735)	(1,112,403)	(717,176)	(1,747,243)

GROSS PROFIT FROM FINANCIAL INTERMEDIATION	1,238,339	4,303,645	(88,955)	1,433,754

OTHER OPERATING INCOME (EXPENSES)	(810,454)	(2,852,280)	247,798	(573,003)
Services rendered	701,777	2,053,127	669,534	1,903,240
Insurance, annuity products and retirement plans premiums	602,120	2,174,067	520,766	1,550,323
Changes in technical provision for insurance, annuity products and retirement plans	(229,067)	(1,049,158)	(185,844)	(498,319)
Insurance claims	(216,196)	(610,242)	(200,622)	(552,466)
Private retirement plans benefits expenses	(111,438)	(373,434)	(95,212)	(293,643)
Selling, other insurance and private retirement plans expenses	(78,633)	(193,257)	(42,520)	(116,172)
Credit card selling expenses	(62,428)	(171,626)	(61,426)	(173,322)
Salaries, benefits, training and social security	(490,922)	(1,312,290)	(444,355)	(1,245,457)
Other administrative expenses	(690,286)	(2,029,713)	(658,156)	(1,914,462)
Financial transaction and other taxes	(157,095)	(478,131)	(170,359)	(479,923)
Equity in the results of associated companies	(4,318)	544	(3,146)	(14,032)
Other operating income	102,335	360,089	1,134,165	1,834,690
Other operating expenses	(176,303)	(1,222,256)	(215,027)	(573,460)

OPERATING INCOME	427,885	1,451,365	158,843	860,751

NON-OPERATING INCOME (EXPENSE)	(6,812)	8,968	6,153	(926)
Income	17,702	59,453	31,180	102,989
Expense	(24,514)	(50,485)	(25,027)	(103,915)

INCOME BEFORE TAXES AND PROFIT SHARING	421,073	1,460,333	164,996	859,825

INCOME TAX AND SOCIAL CONTRIBUTION	(55,959)	(427,103)	186,486	137,263
Provision for income tax	(10,745)	(162,487)	(126,676)	(287,904)
Provision for social contribution	(7,952)	(61,985)	(37,899)	(100,265)
Deferred tax asset	(37,262)	(202,631)	351,061	525,432

PROFIT SHARING	(58,973)	(160,452)	(46,080)	(147,051)
Management	(3,003)	(10,961)	(5,290)	(10,844)
Employees	(55,970)	(149,491)	(40,790)	(136,207)

NET INCOME BEFORE MINORITY INTEREST	306,141	872,778	305,402	850,037

MINORITY INTEREST	(36,032)	(111,857)	(37,045)	(106,500)

NET INCOME	270,109	760,921	268,357	743,537

Number of outstanding shares (Note 14a)	137,611,422,074	137,611,422,074	138,546,772,074	138,546,772,074
Net income per share: R$	0.00196	0.00553	0.00194	0.00537

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	FINANCIAL
01158-4	DATE – SEPTEMBER 30, 2003	INSTITUTION
	QUARTERLY INFORMATION	Corporate Legislation

COMMENTS ON PERFORMANCE FOR THE QUARTER

The Brazilian Economy

The third quarter of 2003 was characterized by a more favorable economic outlook than the one posted a few months earlier. With the consolidation of the adjustment in both external and public accounts and the strengthening of Central Bank’s control over the inflationary process, the first signs of economic recovery arise.

During the quarter, exports drove the trade balance to increasing monthly surpluses. During this period, the trade balance reached a positive US$7.4 billion, or 12% more than the second quarter of 2003, increasing the Brazilian 12-month trade surplus to US$ 23.1 billion, a historic record.

A scenario combining vigorous exports, a credible fiscal policy, with progress in the discussion of structural reforms in Congress, has contributed to a substantial reduction of Brazil’s sovereign risk. The EMBI (Emerging Market Bond Index) for Brazil reached the end of the third quarter of 2003 at 696 points, a 12.5% drop compared to the second quarter of 2003. As a result the inflow of foreign exchange resources into the country picks up, reflected in the increase of the percentage of private external debt roll-overs, and leading the US dollar to appreciate by only 1.8% in the third quarter of 2003.

The good results achieved by public accounts have been enough to keep the debt/GDP ratio relatively stable this year, standing at 57.7% at the end of September.

The third quarter of 2003 accumulated inflation (measured by the IPC-A consumer price index), at 1.3%, was similar to the second quarter of 2003 figure of 1.4% and substantially below the 5.1% of the first three months of 2003.

The Central Bank continued to reduce the basic interest rate (Selic). Maintaining a gradual path, the Monetary Policy Council (Copom) cut the Selic interest rate by 600 bps over the course of the three meetings held since June, with consequent reduction of the forward interest rates.

The more lenient monetary policy is beginning to show the first signs of economic growth recovery. This view is based on the recent increases in industrial production, which posted a modest expansion of 0.4% in the first two months of the third quarter of 2003 versus the previous period. It is worth to note that in June this very same indicator pointed to a 1.2% drop.

Finally, regarding the expansion of credit operations with free funds, the performance from January to September 2003 was poor. Up to September, the stock of these operations showed a meager nominal growth of 1.7%.

Net Income and Stockholders’ Equity

Operating income for the nine-month period ended September 30, 2003, amounted to R$1,451 million, reflecting a 68.6% growth compared to the nine-month period ended September, 2002. Operating income for the quarter reached R$428 million, up 169.2% compared to the third quarter of 2002.

The net income for the nine-month period ended September 30, 2003,stood at R$761 million, representing a R$17 million increase compared with the same period of 2002. The 17.3% US dollar devaluation for the nine-month period ended September 30, 2003, resulted in a foreign exchange rate fluctuation on investments abroad, which is non-deductible. As a consequence, the income tax and social contribution expenses increased.

Assets

Unibanco’s consolidated total assets reached R$68,066 million on September 30, 2003, representing an increase of 3.0% in the quarter, and a decrease of 7.3% compared with September 2002. Of this total, R$26,350 million were loans, R$15,762 million were marketable securities and derivative financial instruments - issued primarily by the federal government -, and R$10,915 million were interbank investments.

During the last twelve months, the reduction in the securities portfolio and derivative financial instruments was mainly due to foreign exchange fluctuation, which impacts securities indexed to US dollar, as well as some securities maturity.

Loan Portfolio

In September 2003, the consolidated loan portfolio stood at R$26,624 million, an increase of 1.6% in the last 3 months and a decrease of 6.6% when compared to September 2002.

The Retail portfolio, including insurance, grew by 1.4% when compared to June 2003, and rose 3.2% vs. September 2002.

The credit portfolio in the Wholesale segment, including Private Banking, posted a drop of 12.8% relative to the previous year and a growth of 1.8% compared with the previous quarter. Credit operations indexed to the US dollar increased from US$1.7 billion in September 2002 to US$2.1 billion in September 2003. Nonetheless in Reais, the US dollar indexed portfolio posted a drop of R$0.8 billion, as per the US dollar devaluation.

For the quarter, a reclassification of a company from mid-sized to large, with R$95 million balance, led to a drop in the balance for mid-sized companies.

Allowance for Loan Losses

As of September 2003, the balance for the consolidated allowance for loan losses totaled R$1,537 million, representing 5.8% of the portfolio.

This allowance was composed of:

  R$631 million according to Resolution 2682, related to overdue credits;
  R$674 million according to risk parameters of Resolution 2682, related to falling due credit;
  R$232 million based on more conservative percentages than those required by the Regulatory Authority.

In September 2003, the D-H portfolio over total loan portfolio ratio was 8.6%, remained stable compared to the previous quarter.

Provisions for loan losses posted a drop of 36.3% for the nine months when compared to the same period of last year. Noteworthy was the reduction of R$156 million in Fininvest’s expenses with provisions in the nine-month period ended September 2003 as compared with the same period of 2002, representing a 37.2% drop. The better quality of the portfolio is also reflected by an improvement in the “net write-off over total loans” ratio, which dropped to 3.3% for the nine-month period ended September 30, 2003, vs. 3.8% for nine-month period ended September 30, 2002, and improved even more in the third quarter of 2003 to 1.0% compared to 1.3% in the third quarter of 2002.

Funding

The following table shows Unibanco’s consolidated funding:

R$ million
Funding Balance	Sep-03	Jun-03	Sep-02	Quarter Change (%)	Annual Change (%)
Total funds in local currency	40,802	37,981	41,931	7.4	-2.7
Total funds in foreign currency	13,202	13,991	17,500	-5.6	-24.6
Total funds	54,004	51,972	59,431	3.9	-9.1
Assets under management	24,336	23,025	19,307	5.7	26.0
Total funds + assets under management	78,340	74,997	78,738	4.5	-0.5

On September 30, 2003, Unibanco’s overall funding reached R$78,340 million, including R$24,336 million in investment funds and assets under management. Total local and foreign funding increased by 3.9% as compared with June 30, 2003, to R$54,004 million on September 30, 2003.

Total deposits, in local and foreign currencies, posted a 4.2% increase during the quarter, well above the 1.7% for the industry, according to the Brazilian Central Bank preliminary figures.

Funds and portfolios managed by UAM – Unibanco Asset Management, ended September 2003 with R$24,336 million in assets, representing a 26.0% growth as compared with September 30, 2002, and 5.7% growth when compared to June 2003 (also refer to Businesses Highlights – Wealth Management).

The following table shows the local currency funding:

R$ million
Funding in Local Currency	Sep-03	Jun-03	Sep-02	Quarter Change (%)	Annual Change (%)
Total funds in local currency	40,802	37,981	41,931	7.4	-2.7
Total deposits	23,215	22,422	22,794	3.5	1.8
Demand deposits	1,712	2,459	2,094	-30.4	-18.2
Savings deposits	5,194	5,170	5,355	0.5	-3.0
Interbank deposits	145	53	107	173.6	35.5
Time deposits	16,164	14,740	15,238	9.7	6.1
Funds obtained in the open market	6,687	4,821	9,420	38.7	-29.0
Debentures and mortgage notes	787	718	503	9.6	56.5
Local onlendings (BNDES funds)	4,906	4,909	4,545	-0.1	7.9
Subordinated Debt	262	248	-	5.6	-
Tech. provisions for insurance, capitaliz. and pension plans	3,875	3,716	2,707	4.3	43.1
Others	1,070	1,147	1,962	-6.7	-45.5

The following table demonstrates the foreign currency funding:

R$ million
Funds in Foreign Currency	Sep-03	Jun-03	Sep-02	Quarter Change (%)	Annual Change (%)
Total funds in foreign currency	13,202	13,991	17,500	-5.6	-24.6
Total deposits	1,771	1,556	1,764	13.8	0.4
Demand deposits	597	675	763	-11.6	-21.8
Savings deposits	315	265	233	18.9	35.2
Interbank deposits	73	30	12	143.3	508.3
Time deposits	786	586	756	34.1	4.0
Funds obtained in the open market	655	498	1,030	31.5	-36.4
Local onlendings (BNDES funds)	281	293	448	-4.1	-37.3
Foreign onlendings	265	265	-	-	-
Finance lines for exports and imports	2,622	3,255	4,463	-19.4	-41.3
Eurobonds and commercial paper	3,096	3,742	4,502	-17.3	-31.2
Subordinated Debt	607	575	795	5.6	-23.6
Securitization	1,804	1,772	1,559	1.8	15.7
Other	2,101	2,035	2,939	3.2	-28.5

Funding in foreign currency posted a drop of 24.6% as compared with September 30, 2002, totaling R$13,202 million at the end of September 2003, mainly due to the appreciation of the Real during the period.

In 2003, up to October, Unibanco raised approximately US$1 billion in funding through eight issuances of Eurobonds and one securitization transaction. Such funds raising presented decreasing costs and longer duration over the period, as shown on the table below:

Date	Issue Amount (million)	Term	Maturity	Coupon	Return (p.y.)
Jan/03	US$ 100	1 year	Jan/04	6.875%	7.000%
Feb/03	€ 50	6 months	Jul/03	6.750%	6.785%
Feb/03	US$ 100	9 months	Nov/03	6.000%	6.080%
Mar/03	US$ 125	6 months	Sep/03	5.000%	5.125%
Apr/03	US$ 100	1 year	Apr/04	5.250%	5.250%
May/03	US$ 75	18 months	Nov/04	5.625%	5.800%
May/03	€ 75	1 year	May/04	5.375%	4.570%
Jul/03	US$ 125	18 months	Jan/05	4.000%	4.000%

In June 2003, Unibanco launched a securitization transaction in the amount of US$225 million. The securitized assets were US dollar Payment Orders received and processed by Unibanco through its correspondent banks. The issuance will mature on July 15, 2009 and had two tranches, Series 2003-1 Notes with quarterly payments at US Dollar LIBOR plus spread of 425 bps, and Series 2003-2 Notes with quarterly payments at 6.15% per annum.

Deferred Tax Assets

The deferred tax assets totaled R$2,507 million in September 2003, compared to R$2,883 million as of September 2002, representing a decrease of 13,0% in the year.

Capital Adequacy and Fixed Assets Ratio

The following table shows the changes to the BIS ratio over the quarter and the year:

BIS Ratio Variation (%)	Quarter	12 months
BIS Ratio at the beginning of the period	16.7	12.3
Changes in risk weighted assets	0.2	1.8
Changes in credit swap risk	-	0.1
Changes in market risk
Net foreign exchange exposure	-	1.9
Interest rates	(0.1)	(0.1)
Stockholders' equity growth	0.5	1.3
BIS Ratio on September 30, 2003	17.3	17.3

The BIS ratio stood at 17.3%, well above the minimum required by the Brazilian Central Bank of 11%.

The table below shows the breakdown between Tier I and Tier II capital in September 2003.

	Reference Equity (R$ million)	BIS ratio (%)
Tier I	7,188	16.0
Tier II	848	1.3

Total	8,036	17.3

In September 2003, fixed asset ratio stood at 46.2% compared to 55.3% as of September 2002.

Performance Overview

Results

Operating income for the nine-month period ended September 30, 2003 stood at R$1,451 million, up 68.5% when compared to the same period of last year. The main drivers of this growth were a 7.9% increase in service revenues, a moderate 5.8% nominal growth in expenses, and a reduction in expense with provision for loan losses of 36.3%.

Investments abroad totaled R$2.8 billion and R$2.7 billion at the end of September 2003 and June 2003, respectively. During the course of the third quarter of 2003, these investments were 100% hedged, neutralizing the foreign exchange rate fluctuation for the third quarter of 2003.

During the nine-month period ended September 30, 2003, Unibanco’s investments abroad were reduced by the payment of dividends, in the amount of US$320 million. In October 2003, an additional US$ 115 million in dividends were paid.

The following table shows the balance of assets and liabilities in foreign and local currencies:

R$ million
	September 30, 2003
	Local Currency	Foreign Currencies	Consolidated
Cash and due from bank / Interbank investments	9,904	1,866	11,770
Marketable securities	8,495	7,267	15,762
Trading	4,517	1,432	5,949
Available for sale	3,574	678	4,252
Held to maturity	13	5,065	5,078
Derivative financial instruments	391	92	483
Interbank accounts	4,098	219	4,317
Net loans	19,151	5,662	24,813
Loans	20,375	5,975	26,350
Allowances for loan losses	(1,224)	(313)	(1,537)
Other assets	10,542	862	11,404
Total assets	52,190	15,876	68,066

Deposits	23,215	1,771	24,986
Securities sold under repurchase agreements (open market)	6,687	655	7,342
Resources from securities issued	787	3,096	3,883
Interbank accounts	511	46	557
Borrowings and onlending	5,130	4,160	9,290
Financial derivative instruments	210	3	213
Other liabilities	10,178	3,782	13,960
Minority interest	812	-	812
Stockholders' equity	7,023	-	7,023
Total liabilities	54,553	13,513	68,066

Off-balance sheet notional values, net	(557)	(1,094)	(1,651)
Operations to mature (with no exposure risk), foreign strategic shareholder and others	1,281

Net exposure - BIS ratio	(12)

Fees from Services Rendered

The breakdown of fees from services rendered is demonstrated as follows:

R$ million
Fees from Services Rendered	3Q03	2Q03	3Q02	9M03	9M02
Banking fees and other fees and commissions	370	391	348	1,109	955
Credit Cards	250	233	258	716	765
Unibanco's Cards	128	118	117	364	357
Credicard	122	115	141	352	408
Assets under management	82	75	64	228	183
Total fees from services rendered(1)	702	699	670	2,053	1,903

(1) 2Q03 Reclassification of R$ 13 million.

In the third quarter of 2003, total fees amounted to R$702 million, an increase of 4.8% when compared to the same period last year.

The third quarter of 2003 banking fees of R$370 million grew by 6.3% over the third quarter of 2002. The growth was due to an increase in Unibanco’s customer base, with a higher client activation rate, and a larger number of products per client.

Fee revenues from the credit card business reached R$250 million in the third quarter of 2003, up 7.3% over the second quarter of 2003. In the nine-month period ended September 30, 2003, fee income posted a drop of 6.4% compared with the nine-month period ended September 30, 2002, primarily as a result of the transferring of portfolio from a Credicard affiliate in the forth quarter of 2002.

Fee revenues from assets under management grew from R$75 million in the second quarter of 2003 to R$82 million in the third quarter of the same year, representing a 9.3% increase, primarily due to an increase of 20% in the retail portfolio during this period.

The ratio of fee revenue over administrative and personnel expenses is used as an efficiency indicator for the conglomerate. This ratio, which measures recurrent revenues and expenses, increased from 60.2% in the nine-month period ended September 30, 2002 to 61.4% in the nine-month period ended September 30, 2003. The third quarter of 2003 figure decreased when compared to other periods mainly because of the collective bargaining agreement (fully accounted in September).

Personnel and Administrative Expenses

Total personnel and administrative expenses for the nine-month period ended September 30, 2003, increased by R$182 million or 5.8% versus the nine-month period ended September 30, 2002. In the third quarter of 2003, total personnel and administrative expenses grew R$84 million or 7.7% versus the previous quarter.

Personnel expenses, during the nine-month period ended September 30, 2003, increased by R$67 million or 5.4% when compared to the same period of last year. As per the third quarter of 2003, expenses posted a growth of R$70 million or 16.6% over the second quarter of 2003.

At the Multiple Bank, for the first nine months of 2003, personnel expenses presented a R$78 million or 8.9% growth as the same period of 2003, as a result of the banking employees collective bargaining agreement in 2002 and 2003, and of new hiring coming from the organic growth program (ContAtiva2). In the third quarter of 2003, collective bargaining agreement total impact was R$52 million, considering the impact of 12.6% wage increase in September 2003, and a R$33 million single bonus, fully accounted in the third quarter of 2003 results.

As for Unibanco’s main subsidiaries companies, the nine-month period ended September 30, 2003, showed a drop of R$11 million or 3.0% compared to the same period of last year, illustrating the result of synergy gains, specifically in Fininvest, which is benefiting from the revision of its operational procedures. Compared to the second quarter of 2003, the expenses of the third quarter of 2003 presented a R$11 million or 9.4% increase mainly because of the collective bargaining agreement and wage increase in the financial companies.

During the nine-month period ended September 30, 2003, other administrative expenses rose by R$115 million or 6.0% in relation to the previous year. In the quarter, expenses grew by only R$14 million or 2.1%, compared to the second quarter of 2003.

During the nine-month period ended September 30, 2003, Multiple Bank’s administrative expenses increased by R$115 million or 6.0% compared to the nine-month period ended September 30, 2003. This increase is explained mainly by the organic growth, and the adjustments for energy tariffs and contracts for rental and maintenance of software and telecommunication infrastructure.

Tax Expenses

The Cofins tax rate (Contribution for the Financing of Social Security) for financial companies increased from 3% to 4% in September 2003. The impact on that month’s tax expenses amounted to R$8 million. In February 2004, new regulation applicable to non-financial companies will come into effect increasing Cofins tax rate from 3% to 7.6%. The impact of this is still being analyzed.

Businesses Highlights

Retail Bank

In the third quarter of 2003, 202,000 new checking accounts were opened. The total of 548,000 new bank accounts opened in 2003, is part of the goal to add 3.6 million customers over 5 years, under the ContAtiva 2 program, launched in February 2003.

Checking-account holders plus investors in savings accounts and retirees reached 5.9 million clients under the Unibanco brand by the end of September. Taking into account the customers of the consumer finance subsidiaries (Fininvest, InvestCred and Luizacred), the total client base of Unibanco Group reached 13.3 million. The average number of products per checking account holder stood at 5.9, above the 5.4 figure of September 2002.

Unibanco and its associated companies, Fininvest, LuizaCred, InvestCred and Tecban (Banco 24 Horas), reached 11,499 points of service at the end of September 2003: 874 branches and in-store branches (inside supermarkets and stores), 412 corporate-site branches, 110 Fininvest stores, 7,655 Fininvest points of sales (retailers), 158 LuizaCred stores, 336 InvestCred stores, and 1,954 Banco 24 Horas sites (ATMs).

Retail Bank Businesses

Unicard – The new credit cards brand

In September 2003, following the consolidation of the operating and support structures of Cartão Unibanco and Fininvest, Unibanco announced its new credit brand for credit card platform, Unicard. All credit cards issued by Unicard Banco Múltiplo S.A. as well as the Fininvest credit cards and private label cards are now under the Unicard brand. Unicard was born as the largest and most complete group of co-branded card associations and affinity programs with the main companies and institutions in the country, in addition to being the leader of the private label segment.

Unicard – Banco Múltiplo S.A.

Unicard – Banco Múltiplo S.A.’s credit card business, which derived from Cartão Unibanco operation, generated a result of R$49 million in the third quarter of 2003 and R$93 million in the nine-month period ended September 30, 2003. In September, the number of cards issued stood at 4 million, up 5.1% as compared of September 2002.

In July 2003, Unicard and Tribanco, the financial arm of Martins group (the largest wholesaler and distributor in Brazil, with annual sales of R$ 1.7 billion) established a partnership for the management of the 180,000 private label cards currently managed by Tricard, Tribanco affiliate company. The product is the Super Compras (i.e., Super Purchases) card, a private label card introduced in 2001, carrying the brand of Martins retailers.

Fininvest

Fininvest had a net equity income of R$38 million in th third quarter of 2003 and of R$88 million in the nine-month period ended September 2003. Loan losses provisions (excluding LuizaCred) reached R$260 million in the nine-month period ended September 30, 2003, compared to R$416 million in the same period of last year. The company, excluding LuizaCred, ended the third quarter of 2003 with R$1,153 million in loans (including corporate and individual loans), a 2.6% growth when compared to the second quarter of 2003, and 3.6 million active customers. In September 2003, the store # 110 was opened in the Estação Ferroviária Central do Brasil (Brazil’s Central Railroad Station) in Rio de Janeiro, offering products such as personal loans, credit cards, insurance, utilities bills payment, and micro credit.

LuizaCred

LuizaCred, Fininvest’s subsidiary, reached a result of R$5 million in the third quarter of 2003, up 66.7% compared to the third quarter of 2002. The net result for the nine-month period ended September 30, 2003, stood at R$ 13 million. The company ended September 2003 with 1.2 million active customers and R$257 million in loans, up 53.0% relative to third quarter of 2003.

InvestCred

Banco InvestCred Unibanco posted net income of R$11 million in the third quarter of 2003 and R$25 million in the nine-month period ended September 30, 2003. As of September, the loan portfolio totaled R$590 million and total active customers reached 2.6 million.

Credicard Group

The Credicard Group – formed by the companies Credicard, Redecard, and Orbitall contributed with R$48 million to Unibanco’s third quarter of 2003 and R$129 million to the nine-month period ended September 30, 2003, results.

Dibens

Dibens ended the quarter with a R$1.4 billion loan portfolio, up 16.7% compared to September 2002. Dibens posted net income of R$1 million in the third quarter of 2003 and R$14 million in the nine-month period ended September 30, 2003.

Capitalização

The net profit for the third quarter of 2003 was R$26 million and for the nine-month period ended September 30, 2003, R$120 million.

Wholesale Bank

In terms of corporate issues, Unibanco Securities led a US$100 million issue for Odebrecht Overseas Ltd, maturing in March 2005 (18 months). In the local market, Unibanco coordinated a R$700 million issue for Telesp Celular, with a five-year term (renegotiable after 12 months).

In fixed income distribution, Unibanco AutoExec – launched in January 2003 – became one of the most important electronic platforms available in the marketplace for trading Brazilian sovereign and corporate bonds, receiving more than 1,600 accesses per day. At the end of the third quarter, electronic trading represented 32% of total client volume and 60% of total number of tickets, respectively. In the international market, a total of US$4.2 billion were traded during the period, representing a 110% increase when compared to the same quarter in 2002. In the domestic market, a total of R$101 million in corporate debt were negotiated in the secondary market during the period, further establishing Unibanco as a sole leading market maker.

In foreign exchange, Unibanco has maintained an outstanding position in export and import operations over the last few years. In the third quarter of 2003, Unibanco gained market share in the export market, as a result of Proex and pre-payment transactions amounting to roughly US$ 85 million. The bank ranked third according to the Central Bank with respect to the volume of exports-related foreign exchange transactions.

For the first nine months of 2003, Unibanco was placed 3rd in terms of BNDES (Brazilian Development Bank) onlendings, with R$664 million in disbursements. In 3Q03, total disbursements amounted to R$188 million. In the nine-month period ended September 30, 2003, Unibanco was placed second on the ranking of the Export Financing Program – BNDES exim, with disbursements of R$178 million. Currently Unibanco has 21 projects at different stages of analysis at the BNDES, representing around R$650 million in disbursements.

In Mergers and Acquisitions, Unibanco was again an advisor to Klabin; but this time in the sale of Bacell and Norcell to RGM for an aggregated value of more than US$117 million. Unibanco also advised the Macri Group in the sale of Adria for US$100 million and took part in four other transactions totaling US$50 million.

In Cash Management, some 84,000 customers used Unibanco’s cash management services, such as payment and credit in the third quarter of 2003. Cash management financial margin in the period increased 17.4% if compared to the third quarter of 2002, reaching R$277 million.

Insurance and Private Pension Plans

The insurance and private pension fund businesses posted net income of R$57 million in the third quarter of 2003 and R$204 million for the nine-month period ended September 30, 2003.

Unibanco’s insurance and pension fund companies ranked 4th in consolidated terms, according to Superintendência de Seguros Privados – SUSEP (Private Insurance Regulatory Body) and ANAPP - Associação Nacional de Previdência Privada (National Association of Private Pension Funds), with a 8.2% market share (August/2003 figures).

Technical reserves amounted to R$785 million at the end of the quarter, compared to the R$732 million on September 30, 2002.

According to the latest industry data, released by SUSEP as of August, Unibanco AIG Seguros maintained the top ranking in the property risks coverage, with premiums written of R$394 million up to August, 23% above the same period of 2002. The company also maintained its leadership in D&O, extended warranties, international transportation, aviation, petrochemical risks, and risks associated with energy generation and distribution.

The combined ratio of the insurance companies in 3Q03 was 104.7% versus the projected market average of 106.0%, based on figures from SUSEP up to August 2003. The extended combined ratio, which includes financial revenues, reached 84.5% in the same period.

Unibanco AIG Seguros & Previdência announced in October 2003 a commercial agreement with Grupo Fiat, which includes acquiring the controlling interest in Phenix Seguradora S/A, a company founded in 1879 and that has been under the control of Grupo Fiat since 1998. Headquartered in the town of Nova Lima, state of Minas Gerais, Phenix has nine branches across the country and had revenues of R$73 million in the first half of 2003, mainly in the automotive, home, and corporate segments.

Unibanco AIG Previdência posted net income of R$15 million in the third quarter of 2003, up 114.3% compared to the third quarter of 2003. VGBL was launched in September 2002, and had revenues of R$65 million in the third quarter of 2003. Unibanco AIG Previdência ranked 4th in pension plan sales until August 2003, with 10.2% market share, according to the ANAPP August 2003 official data.

As for the sale of corporate pension plans, according to ANAPP’s statistics for August 2003, Unibanco AIG Previdência ranked second in terms of accumulated sales for the year, with a volume of R$502 million. The company services approximately 640,000 individual customers and 1,100 corporate clients.

In September 2003, technical reserves stood at R$2,840 million, up 63.3% over the third quarter of 2002.

Wealth Management

Unibanco Asset Management – UAM ended the nine-month period ended September 30, 2003, with R$24,336 million in assets under management, up 26.0% compared with the nine-month period ended September 30, 2002.

The Private Banking business posted an increase of 6.1% in assets under management compared to December 2002. According to ANBID data, in September 2003, Unibanco Private Banking market share was 6% of total funds and managed portfolios in the segment.

Other Operational Highlights

Unibanco Pessoas (Human Resources)

In September 2003, Unibanco’s staff totaled 27,047 professionals. In the third quarter of 2003, R$4.7 million were invested on several initiatives ranging from specific training programs to MBAs in Brazil and abroad.

Unibanco expanded its Banco do Futuro (Future Bank) program, which focuses on training college students. In addition to the partnership with the University of Campinas Foundation for Development (Funcamp – Fundação de Desenvolvimento da Unicamp), an agreement was established with IBMEC, São Paulo, whereby a similar opportunity is offered to selected Economics and Business Administration undergraduates of this institution.

In August, Unibanco became the first and only institution in Latin America to be included in the “Balanced Scorecard Hall of Fame”, a title reserved for companies that stand out in the implementation of the Balanced Scorecard (BSC), known internally as PDG – Painel de Gestão. This recognition is awarded by BSCol (Balanced Scorecard Collaborative, Inc.), a company created by Robert S. Kaplan and David P. Norton, Harvard Business School PhDs.

Global Offer

In September 2003 Mizuho and Commerzbank sold, entirely and partially respectively, their participation in Unibanco in a Global Offer in Brazil and abroad. Mizuho is no longer a shareholder of Unibanco, and Commerzbank had its participation reduced in the bank. The Units belonging to both were sold at the price of R$109.67 per thousand Units, totaling R$637 million.

Each Unit represents one Unibanco Preferred Share and one Unibanco Holdings Class “B” Preferred Share. The Units are traded in the São Paulo Stock Exchange – Bovespa (ticker UBBR11) and in the New York Stock Exchange – NYSE under the form of GDSs – Global Depositary Shares (ticker UBB). Each GDS represents 500 Units.

From the total number of Units sold, some 1.7 billion (around 30% of the deal) were distributed to non-institutional and institutional investors in Brazil, and the remaining 4.1 billion were distributed, under the form of Global Depositary Shares – GDSs, to investors abroad.

The number of Units sold represented 11.66% of the non-voting capital of Unibanco Holdings and 9.36% of Unibanco’s non-voting capital.

Mizuho and Commerzbank will maintain their commercial relationship with Unibanco, including a Japanese Desk and a German Desk.

Exchange Offer

Unibanco and Unibanco Holdings, Unibanco’s controlling company, offered to the holders of preferred shares in the Brazilian market the opportunity to convert pairs of preferred shares into Units. The Exchange Offer Auctions happened in September 22nd and October 30th, when 15.6 billion and 1.25 billion of preferred shares, respectively, were converted into Units. After the Exchange Offer, there are still 2.9 billion Unibanco preferred shares pulverized in the market (not in the form of Units), which represent 2% of Unibanco’s total capital.

From November 2003 on, a Conversion Program will be maintained during two years, allowing holders of Unibanco preferred shares and Unibanco Holdings preferred class “B” shares as of the date of the Exchange Offer Announcement (September 15th) to convert their pairs of preferred shares into Units.

The float of Units in the Brazilian market increased approximately 57% after conclusion of the Global and Exchange Offers. In October 2003, Units average daily trading volume was 165% higher than the third quarter of 2003 average daily volume. Units posted a 62% appreciation during the first 10 months of 2003.

Unibanco’s Shareholder Structure Before and After the Global and Exchange Offers

The figure below shows the change in Unibanco and Unibanco Holdings’ shareholders structure after the conclusion of the Global and Exchange Offers.

Social Responsibility

Throughout 2003, the Unibanco Institute maintained its projects dedicated to the community interest, among which the highlights are as follows:

  Tide of Knowledge Project (Projeto Maré do Saber): a partnership between the Unibanco Institute, the Roberto Marinho Foundation, and Viva Rio designed to reintegrate youngsters into school and to prepare them for the job market, targeting people aged 16 to 29. Currently, there are 10 tele-schoolrooms already implemented in association with communities, churches, and cooperatives.
  Junior Achievement: Unibanco’s chief educational program since 1987, offering to children and young people who are in elementary and high school, the opportunity to learn about the corporate world and also encouraging the voluntary participation of Unibanco’s employees.
  New School Project (Projeto Nova Escola): a partnership between Unibanco Institute and Victor Civita Foundation, designed to publish, over an eight-month period, collectible booklets on Environmental Education in the Nova Escola magazine, benefiting roughly 21 million students.
  Reading Circles Project (Projeto Círculos de Leitura): a partnership with Fernand Braudel World Economy Institute (Instituto Fernand Braudel de Economia Mundial) to encourage teenagers aged from 13 to 19 to read and expand their access to cultural resources.
  From the Streets to Companies: a pilot project devised by Unibanco Institute and Rio de Janeiro Municipal Labor and Income Bureau. Executed by CESOP, it benefited 50 underprivileged youths, aged 18 to 24, chosen amongst street vendors in the city of Rio de Janeiro. The youths were given specific training to join the legal job market, whether formally or informally, on a self-employed basis or through a cooperative. At the end of the project, 90% of the youths had found jobs.
  Building the Future Project: in association with Ação Comunitária do Brasil/RJ (Brazilian Community Action, Rio de Janeiro), the project aims to train low-income youths and help them enter the job market through overseen internships or opportunities in the organization or at associated institutions.

The Unibanco Institute was also involved with the following projects: the Solidary Literacy Development Program, the Preparation for Work Program, the Unibanco Institute Study Center, the Environmental Education Centers, the Citizen University, the Dr. Hélio Moreira Salles Basic Healthcare Clinic, and the “I write, you write, we change” program.

During third quarter 2003, the Moreira Salles Institute continued to pursue its line of cultural activities, focused on photography, literature, cinema, fine arts and Brazilian music. Fifteen exhibits were held in its facilities, which include four cultural centers and two galleries, resulting in more than 13 thousand visitors. As for the Unibanco cinemas (Espaços Unibanco de Cinema and Unibanco Arteplex), which offer 43 movie theaters spread out over six cities, under the coordination of the Institute, the total public reached 800,000 people.

Furthermore, the Moreira Salles Institute expanded its music collection through the acquisition of the files of composer and performer Ernesto Nazareth (1863-1934) as well as of singer Elizeth Cardoso (1920-1990), consisting of recordings, musical arrangements, scores, photographs and documents. In the literary field, the Institute’s collection now includes the “euclidiana” of professor and essayist Roberto Ventura, which consists of books by and about Euclides da Cunha. Yet another item that stands out is the publication of the Cadernos de Literatura Brasileira – Millôr Fernandes (Brazilian Literature Notebooks by Millor Fernandes) and of the book Cartas do pai – De Alceu Amoroso Lima para sua filha madre Maria Teresa (Letters from the father – From Alceu Amoroso Lima to his daughter sister Maria Teresa).

(Convenience translation into English from the original previously issued in Portuguese)

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION - ITR	DATE - SEPTEMBER 30, 2003	Corporate Legislation
FINANCIAL INSTITUTION

IDENTIFICATION

1 - CVM CODE 01158-4	2 - CORPORATE NAME UNIBANCO-UNIÃO DE BANCOS BRASILEIROS S.A.	3 - CNPJ 33,700,394/0001-40

PARTICIPATION IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF THE SUBSIDIARY/ASSOCIATED	3 - CNPJ	4 - CLASSIFICATION	5 - % INTEREST ON SUBSIDIARY CAPITAL	6 - % STOCKHOLDERS' EQUITY OF THE INVESTOR
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HOLDED IN THE CURRENT QUARTER (Thousand)		9 - NUMBER OF SHARES HOLDED IN THE PRIOR QUARTER (Thousand)

01	UNIPART PARTICIPAÇÕES INTERNACIONAIS LTD.	NON LISTED SUBSIDIARY COMPANY	100.00	18.82
INDUSTRIAL, COMMERCIAL AND OTHERS		1,302	1,302

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	FINANCIAL
01158-4	DATE – SEPTEMBER 30, 2003	INSTITUTION
	QUARTERLY INFORMATION	Corporate Legislation

OTHER MATERIAL INFORMATION FOR THE COMPANY

The following information were elaborated as from September 30, 2003.

(a) List of the shareholders that hold more than 5% of voting capital, direct or indirect:

		Common shares/quotas		Preferred shares/quotas		Total
	Shareholders´
Shareholders	nationality	Quantity	%	Quantity	%	Quantity	%
Unibanco – União de Bancos Brasileiros S.A.
- Unibanco Holdings S.A.	Brazilian	72,995,091,491	96.60	8,349,430,496	12.78	81,344,521,987	57.74
- Treasury stocks		-	-	3,274,411,244	5.01	3,274,411,244	2.32
- Other		2,570,725,360	3.40	53,696,174,727	82.21	56,266,900,087	39.94
Total		75,565,816,85	1100.00	65,320,016,467	100.00	140,885,833,318	100.00

Unibanco Holdings S.A.
- E. Johnston Repres. e Part. S.A.	Brazilian	24,777,810,580	78.62	247,692,253	0.47	25,025,502,833	29.67
- Caixa Brasil SGPS, S.A.	Portuguese	3,713,843,587	11.79	6,758,000,000	12.80	10,471,843,587	12.42
- Treasury stocks		-	-	2,985,954,279	5.65	2,985,954,279	3.54
- Other		3,022,933,352	9.59	42,824,242,245	81.08	45,847,175,597	54.37
Total		31,514,587,519	100.00	52,815,888,777	100.00	84,330,476,296	100.00

E. Johnston Repres. e Part. S.A.
- E. Johnston Participações Ltda.	Brazilian	13,785,728,606	85.51	91,506,010	3.12	13,877,234,616	72.83
- Fernando Roberto Moreira Salles	Brazilian	-	-	194,725,893	6.64	194,725,893	1.02
- Walther Moreira Salles Júnior	Brazilian	778,903,572	4.83	-	-	778,903,572	4.09
- Pedro Moreira Salles	Brazilian	778,903,572	4.83	1	-	778,903,573	4.09
- João Moreira Salles	Brazilian	584,177,679	3.62	-	-	584,177,679	3.06
- Treasury stocks		194,725,893	1.21	312,975,092	10.67	507,700,985	2.66
- Other		-	-	2,333,582,620	79.57	2,333,582,620	12.25
Total		16,122,439,322	100.00	2,932,789,616	100.00	19,055,228,938	100.00

E. Johnston Participações Ltda.
- Fernando Roberto Moreira Salles	Brazilian	-	-	40	16.66	40	8.34
- Walther Moreira Salles Júnior	Brazilian	90	37.50	70	29.17	160	33.33
- Pedro Moreira Salles	Brazilian	90	37.50	70	29.17	160	33.33
- João Moreira Salles	Brazilian	60	25.00	60	25.00	120	25.00
Total		240	100.00	240	100.00	480	100.00

(b) The characteristics and the quantity of securities issued by Unibanco – União de Bancos Brasileiros S.A. that are direct or indirect held by the majority shareholder (Unibanco Holdings S.A.), the Directors and the Executive Officers:

Quantity of shares/units/gds
	Investments		Preferred	+ Preferred class
	in Unibanco		(UBB)	"B" (holdings)
	Common shares	Preferred shares	UNITS	GDS
Controller Shareholders	72,995,091,491	8,349,430,496	-	-

Directors	11,660	65,600,002	44,785,018	-

Executive Officers	9,000	1,000,000	48,541,050	-

(c) Changes in the direct and indirect ownership hold by the majority shareholder, the Directors and the Executive Officers, since September 30, 2002:

	September 30,2002	September 30,2003
Controller shareholders
Common shares	72,995,091,491	72,995,091,491
Preferred shares	10,413,217,487	8,349,430,496

Directors
Common shares	11,660	11,660
Preferred shares	-	65,600,002
UNITS - Preferred (UBB) + Preferred class “B” (Holdings)	116,996,236	44,785,018

Executive Officers
Common shares	-	9,000
Preferred shares	1,000,000	1,000,000
UNITS - Preferred (UBB) + Preferred class “B” (Holdings)	61,879,743	48,541,050

(d) Quantity of outstanding shares and its percentage related to the issued total shares,

Common shares	%	Preferred shares	%	Total	%

2,570,725,360	3.40	53,696,174,727	82.21	56,266,900,087	39.94

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 18, 2003

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Chief Financial Officer

By:	/s/ Fernando Barreira Sotelino & Joaquim Francisco de Castro Neto
Fernando Barreira Sotelino & Joaquim Francisco de Castro Neto
Chief Executive Officers